13


03003114

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME MBF Holdings Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 3469 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 1/16/03

MBf

MBf HOLDINGS BERHAD

(5223-K)

2001 ANNUAL REPORT



LEISURE HOLIDAYS HOLDINGS SDN. BHD.
(Company No.: 55969-T)
(Formerly known as Westpoint Sdn. Bhd.)

24 May 2002

The Board of Directors
MBf Holdings Berhad
Block B1, Level 9
Pusat Dagang Setia Jaya
(Leisure Commerce Square)
No. 9, Jalan PJS 8/9
46150 Petaling Jaya
Selangor Darul Ehsan

Dear Sirs

Notice of Nomination of Messrs Ernst & Young as Auditors

We, a shareholder of MBf Holdings Berhad, hereby give notice, pursuant to Section 172 (11) of the Companies Act, 1965 of our nomination of Messrs Ernst & Young of 4th Floor, Kompleks Antarabangsa, Jalan Sultan Ismail, 50250 Kuala Lumpur as Auditors of the Company in place of the retiring auditors.

Yours faithfully
LEISURE HOLIDAYS HOLDINGS SDN BHD

Authorised Signatory

No. 1049, Level 10, Blok A1, Pusat Dagang Setia Jaya,
No. 9, Jalan PJS 8/9, 46150 Petaling Jaya, Selangor Darul Ehsan.
Tel : 03-78738088, 78769288 Fax : 03-78735288

CONTENTS

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the **THIRTY-NINTH ANNUAL GENERAL MEETING** of MBf Holdings Berhad will be held at Ballroom 1, Level 5, The Summit Hotel, Subang USJ, Persiaran Kewajipan USJ 1, 47600 Subang Jaya, Selangor Darul Ehsan on Wednesday, 26 June 2002 at 10.00 am for the purpose of transacting the following businesses: -

AGENDA

1. To receive and adopt the Report of the Directors and the Audited Statement of Accounts for the year ended 31 December 2001 together with the Report of the Auditors thereon. (Resolution 1)

2. To approve the payment of Directors' Fees amounting to RM174,000/- in respect of the year ended 31 December 2001 (2000 : RM211,500/-). (Resolution 2)

3. To re-elect the following Directors retiring pursuant to Article 96 of the Company's Articles of Association as a Director of the Company: -

   i) Tuan Haji Othman bin Hitam (Resolution 3)

   ii) Dato' Ghazi bin Ishak (Resolution 4)

4. To appoint Messrs Ernst & Young as Auditors of the Company in place of the retiring auditors, Messrs Arthur Andersen & Co. to hold office until the conclusion of the next annual general meeting and that the Directors be authorised to fix their remuneration. (Resolution 5)

AS SPECIAL BUSINESS

5. To consider and if thought fit, to pass the following resolution: -

   ORDINARY RESOLUTION

   AUTHORITY TO ISSUE SHARES BY DIRECTORS (Resolution 6)

   "THAT subject always to Companies Act, 1965, the Articles of Association of the Company and approvals from other governmental/regulatory bodies where such approvals shall be necessary, full authority be and is hereby given to the Directors pursuant to Section 132D of the Companies Act, 1965, from time to time to issue and allot ordinary shares from the unissued capital of the Company upon such terms and conditions and at such times as may be determined by the Directors of the Company to be in the interest of the Company provided always that the aggregate number of shares to be issued pursuant to this Resolution in any one financial year shall not exceed 10 percent of the issued capital for the time being of the Company."

6. To transact any other business appropriate to an Annual General Meeting.

BY ORDER OF THE BOARD

YAP BOON TECK
DING LIEN BING
Secretaries

Petaling Jaya
Dated: 3 June 2002

Notes

1. A member of the Company entitled to attend and vote at this Meeting is entitled to appoint a proxy to attend and vote in his stead.

2. A proxy need not be a member of the Company.

3. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing or if such appointer is a corporation under its Common Seal or the hand of its attorney.

4. All forms of proxy must be deposited at the Registered Office of the Company at Block B1, Level 9, Pusat Dagang Setia Jaya (Leisure Commerce Square), No. 9, Jalan PJS 8/9, 46150 Petaling Jaya, Selangor Darul Ehsan, Malaysia not less than forty-eight (48) hours before the time appointed for holding the Meeting or any adjournment thereof.

5. Explanatory Note on Ordinary Resolutions

   The Ordinary Resolution proposed under item 4, is in pursuance of a Notice of Nomination which is enclosed in a separate sheet together with the Annual Report 2001.

   The Ordinary Resolution proposed under item 5, if passed, will give the Directors of the Company, from the date of the above General Meeting, authority to issue and allot ordinary shares from the unissued capital of the Company being for such purposes as the Directors consider would be in the interest of the Company. This authority will, unless revoked or varied by the Company in General Meeting, expires at the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting is required by law to be held, whichever is the earlier.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

Pursuant to Paragraph 8.28(2) of the Listing Requirements of the Kuala Lumpur Stock Exchange

1. **Directors standing for re-election at the Thirty-Ninth Annual General Meeting of the Company**

   - Pursuant to Article 96 of the Company's Articles of Association (Retirement by rotation)

     Tuan Haji Othman bin Hitam
     Dato' Ghazi bin Ishak

2. **Details of attendance of Directors at Board Meetings**

   Six (6) Board Meetings were held during the financial year from 1 January 2001 to 31 December 2001. Details of attendance of Directors at the Board Meetings are as follows:-

Name	Attendance	%
Tunku Dato Seri Iskandar bin Tunku Abdullah	5 of 6	83
Dato' Loy Teik Ngan	5 of 6	83
Datuk Azizan bin Abdul Rahman	6 of 6	100
Dato' Kalimullah bin Masheerul Hassan	6 of 6	100
Dato' Ghazi bin Ishak *	1 of 6	17
Tuan Haji Othman bin Hitam	6 of 6	100
Tan Sri Chong Chin Shoong	5 of 6	100

   * Dato' Ghazi bin Ishak was medically unfit for a few months in the year 2001, which resulted in his inevitable absence from the Board Meetings.

3. **Date, Time and Place of the Board Meetings**

   During the financial year ended 31 December 2001, six (6) Board Meetings were held. All Board Meetings were held at Block B1, Level 9, Pusat Dagang Setia Jaya (Leisure Commerce Square), No. 9 Jalan PJS 8/9, 46150 Petaling Jaya, Selangor Darul Ehsan. The date and time of the Board Meetings held were as follows:-

No.	Date of Meetings	Time
1	26 February 2001	3.00 pm
2	26 April 2001	9.30 am
3	31 May 2001	11.30 am
4	13 June 2001	10.30 am
5	23 August 2001	3.30 pm
6	26 November 2001	3.30 pm

- Further details of Directors standing for re-election are set on pages 10 and 12 of this Annual Report

BOARD OF DIRECTORS

TUNKU DATO SERI ISKANDAR BIN TUNKU ABDULLAH S.P.T.J., D.N.S.
Independent Non-Executive Chairman

DATUK AZIZAN BIN ABDUL RAHMAN D.M.S.M.
Executive Director

DATO' KALIMULLAH BIN MASHEERUL HASSAN D.S.P.N.
Executive Director

TAN SRI CHONG CHIN SHOONG P.S.M., D.P.M.P., JP
Non-Executive Director

DATO' LOY TEIK NGAN D.I.M.P.
Chief Executive Officer & Managing Director

TUAN HAJI OTHMAN BIN HITAM
Independent Non-Executive Director

DATO' GHAZI BIN ISHAK D.S.S.A.
Independent Non-Executive Director

AUDIT COMMITTEE

TUAN HAJI OTHMAN BIN HITAM
Chairman (Independent Non-Executive Director)

DATUK AZIZAN BIN ABDUL RAHMAN D.M.S.M.
Executive Director

DATO' GHAZI BIN ISHAK D.S.S.A.
Independent Non-Executive Director

COMPANY SECRETARIES

Yap Boon Teck (MIA 2398)
Ding Lien Bing (MIA 6896)

REGISTRAR

Insurban Corporate Services Sdn Bhd
149, Jalan Aminuddin Baki
Taman Tun Dr Ismail
60000 Kuala Lumpur
Tel : 7729 5529/ 7727 3873
Fax : 7728 5948

AUDITORS

Arthur Andersen & Co.

STOCK EXCHANGE LISTING

The Main Board, Kuala Lumpur Stock Exchange ("KLSE")

REGISTERED OFFICE

Block B1, Level 9
Pusat Dagang Setia Jaya
(Leisure Commerce Square)
No. 9, Jalan PJS 8/9
46150 Petaling Jaya
Selangor Darul Ehsan
Tel : 7861 2100
Fax : 7861 2200

PRINCIPAL BANKERS

Malayan Banking Berhad
Arab-Malaysian Finance Berhad
Arab-Malaysian Bank Berhad

CORPORATE INFORMATION

GROUP SENIOR MANAGEMENT

DATO' LOY TEIK NGAN
Chief Executive Officer & Managing Director

YAP BOON TECK
President – Corporate

DING LIEN BING
Executive Vice-President
Group Financial Controller

CHUA TEE WAN
Head of Internal Audit

DIVISIONS

Card and Payment Services
DATO' LOY TEIK NGAN
Acting President

Manufacturing
YAP BOON TECK
Director

Property
YAW KEM KEONG
KWONG CHEE HUNG
General Managers

Trading & Consumer Services – International
MBf Carpenters Limited
GARY REGINALD SYDNEY MARSH
Chief Executive Officer

Motor Vehicles & Equipment
YEOW EWE HOR
President

On behalf of the Board of Directors, I hereby present the Annual Report and financial statements of MBf Holdings Berhad Group for the financial year ended 31 December 2001.

FINANCIAL PERFORMANCE

The Group recorded a pre-tax loss of RM150.5 million for the financial year ended 31 December 2001 compared to the previous year's pre-tax loss of RM157.3 million, a decrease of 4.3%. Total revenue decreased by 15% to RM683.3 million from RM804.3 million for the previous year. The loss was mainly due to interest on borrowings, provision for doubtful debts and provision for impairment of assets.

As at 31 December 2001, the Group reported a Shareholders' Deficit of RM1.2 billion.

The flagship of the Group, MBF Cards (M'sia) Sdn Bhd, a 51% subsidiary of the Company registered a pre-tax profit of RM34.3 million, as compared to previous year's pre-tax profit of RM27.4 million, an improvement of 25.2%. The overseas trading under MBf Carpenters Limited ("MBf Carpenters") reported losses due to continued low world commodity prices, currency instability, impairment of assets and withdrawal of foreign investors in Papua New Guinea. The Fiji Group, however, improved its profitability during the year as the political situation and general economy improved after the attempted civilian coup in May 2000. Other business units in property, automobile, heavy machinery and printing have yet to turnaround.

As part of the ongoing rationalisation and consolidation exercise, the Group will continue to evaluate the non-core and under performing business for divestment, the process of which is necessary to enhance profitability of the Group.

RESTRUCTURING EXERCISE AND PROSPECTS

The Group has obtained approvals from the relevant regulatory authorities for the proposed Scheme of Arrangement (SOA) and is currently working towards implementing the scheme. The legal documentation are being finalised for execution with the parties involved in the SOA.

The implementation of the SOA involve, amongst others, the submission of application to the Kuala Lumpur Stock Exchange for the listing of and quotation for new MBf Holdings Berhad shares.

Barring any unforeseen circumstances, the proposed SOA is anticipated to complete by the end of second quarter of this year.

With the completion of the proposed SOA and the anticipated improvement in the economy, the Group will be in a better position to take steps to focus and channel its resources for rebuilding its core busineses, particularly credit card and property development.

ACKNOWLEDGEMENTS

On behalf of the Board, I would like to extend my sincere appreciation to the management and staff for their hard work, dedication and commitment to the Group.

We are grateful to our business associates, bankers, consultants, advisers and all regulatory authorities as we could not have come this far without their understanding and co-operation.

We would also like to thank our valued shareholders for their unwavering loyalty and continued support to the Group and members of the Board for contributing their skills and wise counsel to the Group.

Tunku Dato Seri Iskandar bin Tunku Abdullah
Chairman
26 April 2002

MESSAGE FROM CHIEF EXECUTIVE OFFICER & MANAGING DIRECTOR

The Group registered a decline of 15% in operating revenue to RM683.3 million as against RM804.3 million in the previous year. Pre-tax loss decreased from RM157.3 million in 2000 to RM150.5 million.The loss was mainly due to interest on borrowings, provision for doubtful debts and provision for impairment of assets.

As at 31 December 2001, MBf Holdings Berhad and the Group reported a Shareholders' Deficit of RM901.0 million and RM1.2 billion respectively.

OPERATIONS REVIEW

Card and Payment Services division's single profit contributor is MBF Cards (M'sia) Sdn Bhd ("MBF Cards"), recorded a pre-tax profit of RM34.3 million compared with the pre-tax profit of RM27.4 million in the preceding financial year, an improvement of 25.2%.

During the year, MBF Cards continued to launch new innovative and practical e-products for the convenience of its card members. In addition to the existing MBf MasterCard's Call 'n Pay, Click 'n Pay and Click 'n Shop, additional services such as Click 'n Apply and Wap 'n Pay were launched. Various marketing activities such as "10 years Free Living" promotion etc. were in place to enhance the benefits of the card members.

MBF Cards has commenced Visa merchant acquiring last year. As to the launching of the Visa Card issuance, preparations are under way and will be launched in near future. Notwithstanding the intense competition in the credit card industry, the company will continue to focus its strength and develop more innovative products and enhancing the benefits for its card members.

Overseas division consisting of MBf Carpenters Limited ("MBf Carpenters") with subsidiaries in diversified businesses in Papua New Guinea ("PNG"), Fiji and Samoa, incurred a group loss before tax of RM6.8 million (A$3.5 million) as against the net loss before tax of RM7.6 million (A$3.6 million) in 2000. The loss was due to continued low world commodity prices, currency instability and withdrawal of foreign investors in PNG. The Fiji Group, however, improved its profitability as the political situation and general economy improved after the attempted civilian coup in May 2000. Samoa operation continued to incur losses due to its competitive market and steps have been taken to address the situation.

Besides MBf Carpenters, the Group has factoring and education businesses in Thailand and banking services in Tonga. These businesses will be monitored with the view to expansion or divestment when opportunities arise.

Motor and Heavy Machinery division reported a pre-tax loss of RM14.8 million compared with the pre-tax loss of RM29.3 million in 2000.

MBf-Peugeot Sdn Bhd ("MBf-Peugeot") and MBf Holdings Berhad with the announcement by Automobiles Peugeot, France ("AP") on the cessation of Peugeot franchise and distributorship in Malaysia, are in the midst of discussions with AP to resolve the issue amicably.

MBf-Peugeot will then focus on its existing workshop operations and to be a dealer for vehicles of multi-brand such as Peugeot, Hyundai and Nissan.

MBf-Norinco Sdn Bhd, a 51% subsidiary of the Company and distributor for Dong Yang lifts, will continue to bid for tenders aggressively for projects. With the general improvement in the property market, the company is expected to turnaround in the near future.

Property, Hotels and Clubs division with Alamanda Development Sdn Bhd ("Alamanda") being the single most important entity in the property division, has completed and re-launched the sale of 204 bungalow lots in October 2001 and has plans to re-commence and complete the Country Homes 'B' project. The project will entail sale of affordable bungalow lots to cater to the demand of the local market. Alamanda will continue to dispose other parcels of the land in Padang Meha to reduce its gearing. MBf Hotels (M) Sdn Bhd has obtained an extension of the Restraining Order ("RO") under Section 176 of the Companies Act, 1965 from the High Court of Malaya at Kuala Lumpur to present a proposed scheme of arrangement to compromise the debts due to its creditors. The extension of the RO will expire in July 2002 and the Court convened creditors' meeting is scheduled for end May 2002. Kelab Century Paradise has re-launched the sale of club membership in July 2001. Various improvements, upgrading and activities have been carried in the club and these would be ongoing for the benefits and enjoyment of its club members. The division registered a pre-tax loss of RM62.1 million as opposed to RM112.1 million in the previous year.

PROSPECTS

The Group is currently in the midst of implementing the proposed debt restructuring exercise, and barring any unforeseen circumstances is expected to complete by the end of second quarter of this year.

The proposed debt restructuring exercise is to address the over-geared position of the Group. The Group will continue to take steps to de-gear and to take all appropriate measures to rationalise and consolidate its operations to ensure viability in the future. The Group will be able to focus on its core business and at the same time, explore opportunities in synergistic businesses or source for new profitable investments.

The Malaysian economy for this year should improve, supported by the expected strong consumer spending as well as the full disbursement by the Government of development expenditure and the quick disbursement of funds under a RM4.3 billion stimulus package announced in September 2001. By capitalising on the foundation that has been laid and consolidating our strength, it is hope that the Group will be able to overcome its current difficulties and perform better in years ahead.

DATO' LOY TEIK NGAN
Chief Executive Officer & Managing Director
26 April 2002

PROFILE OF DIRECTORS

Tunku Dato Seri Iskandar bin Tunku Abdullah aged 55, was appointed as a Director and Chairman of the Company on 31 March 1983 and 12 December 2000 respectively. He holds a Master of Science degree in International Marketing from University of Strathclyde, United Kingdom. He is also a Fellow of the Chartered Institute of Marketing (UK), the Institute of Business Administration (UK), the Institute of Administrative Management (UK) and the Institute of Marketing of Malaysia. In 1984, he received the "Triple-A" Alumni Achievement Award from the Asian Institute of Management, Philippines. He is a Director in MAA Holdings Berhad and MBf Capital Berhad and the Group Managing Director of Melewar Group Berhad.

Tunku Dato Seri Iskandar does not have any family relationship with any other Director and/or major shareholder of the Company and has no conflict of interest with the Company. He has had no convictions for offences within the past ten years other than traffic offences.

Tunku Dato Seri Iskandar attended 5 Board Meetings of the Company held during the financial year ended 31 December 2001.

Dato' Loy Teik Ngan aged 41, was appointed as a Director, Chief Executive Officer and Managing Director of the Company on 3 August 1985, 25 November 1997 and 19 March 1998 respectively. He possesses a Bachelor of Arts degree in Economic from McMaster University, Hamilton, Canada. He started his career as a Credit Officer in MBf Finance Berhad. In 1985, he joined Carte Blanche Sdn Bhd as a Marketing Executive for a year. Later, he founded Leisure Holidays Berhad, which has grown to become one of the largest timesharing companies in the Asia Pacific Region. He is also Director of MBf Capital Berhad.

Dato' Loy is the son-in-law of Tan Sri Chong Chin Shoong. He has had no convictions for offences within the past ten years other than traffic offences.

Dato' Loy attended 5 Board Meetings of the Company held during the financial year ended 31 December 2001.

Dato' Ghazi bin Ishak aged 59, was appointed as a Director of the Company on 31 March 1983. He was called to the English Bar in 1971 and later an Acting President of the Sessions Court in Melaka and Kuala Kubu Baru. In 1975, he was appointed as a Deputy Public Prosecutor in Penang and has also acted as the State Legal Adviser in Penang. Upon resigning from the Malaysian Government Legal Service, he joined a legal firm, Messrs Presgrave & Matthews, as a Partner from 1 March 1977 until his retirement on 31 July 1992. He now practices under the name and style of Messrs Ghazi & Lim. Because of his vast exposure in the legal profession, he is one of the most prominent litigation lawyers in Malaysia. He has litigated in landmark Malaysian cases in fields ranging from criminal, commercial, company, banking, construction and constitutional law. He also handles labour, employment and industrial disputes. His legal experiences in the corporate sector include joint venture agreements involving foreign partners.

Dato' Ghazi does not have any family relationship with any other Director and/or major shareholder of the Company and has no conflict of interest with the Company. He has had no convictions for offences within the past ten years other than traffic offences.

Dato' Ghazi is also a member of the Audit Committee of the Company.

Dato' Ghazi attended 1 Board Meeting of the Company held during the financial year ended 31 December 2001. He was medically unfit for a few months during the financial year which resulted in his inevitable absence from both the Board and Audit Committee Meetings.

Datuk Azizan bin Abdul Rahman aged 52, was appointed as a Director and Executive Director of the Company on 18 July 2000 and 1 August 2000 respectively. He holds a Bachelor of Arts degree from University of Malaya in 1973. He started his career as a Shipping Executive in Harper Gilfillan (M) Sdn Bhd. He left the company in 1975 to join Malaysian International Shipping Corporation Berhad. In 1981, he was attached to Panocean Tankers Ltd in London in its Chartering Department. Later, he joined Apex Securities Sdn Bhd (Apex) in 1982 as a Director. He was responsible for the restructuring of Apex to become an institutional based broking firm and subsequently brought in Jardine Flemings Ltd of Hong Kong as a strategic partner in Apex. He was also involved in the listing of Apex on the KLSE in 1990. Since then, he has held directorships in Apex Equity Holdings Berhad, TSH Resources Berhad and MBf Capital Berhad. He is also a member of the Investment Panel of Lembaga Tabung Haji.

Datuk Azizan does not have any family relationship with any other Director and/or major shareholder of the Company and has no conflict of interest with the Company. He has had no convictions for offences within the past ten years other than traffic offences.

Datuk Azizan is also a member of the Audit Committee of the Company.

Datuk Azizan attended all 6 Board Meetings of the Company held during the financial year ended 31 December 2001.

Dato' Kalimullah bin Masheerul Hassan aged 44, was appointed as a Director and Executive Director of the Company on 18 July 2000 and 1 August 2000 respectively. He started off as a Cadet Journalist with Penang based National Echo in 1979, before joining The Star newspaper as the Chief Reporter in the headquarters in Kuala Lumpur. Later, he joined Reuters news agency and the New Straits Times before serving as Press Secretary to the former Deputy Prime Minister, Tun Abdul Ghafar Baba. In 1990, he rejoined the media as an Editorial Consultant for the Singapore Press Holdings and in 1995, he left journalism to become the General Manager of FACB Berhad. He left FACB Berhad in 1997 to join Samudra Baru Darul Aman as an Executive Director and in February 1999, he became a Consultant in TA Enterprise Berhad. He holds directorships in TA Enterprise Berhad, TA Securities Berhad, FACB Industries Incorporated Berhad, FACB Resorts Berhad, MBf Capital Berhad and Taylor's Education Berhad.

Dato' Kalimullah does not have any family relationship with other Director and/or major shareholder of the Company and has no conflict of interest with the Company. He has had no convictions for offences within the past ten years other than traffic offences.

Dato' Kalimullah attended all 6 Board Meetings of the Company held during the financial year ended 31 December 2001.

PROFILE OF DIRECTORS

Tuan Haji Othman bin Hitam aged 67, was appointed as a Director of the Company on 28 May 1984. He is a member of the Malaysian Association of Certified Public Accountants and Malaysian Institute of Accountants. He began his career as the Senior Accountant of Felda between 1962 and 1968 before being appointed as the Bursar of University of Malaya for 6 years. He spent 2 years as the Finance Manager of then Bank Simpanan Nasional and subsequently opened his own accounting firm known as Othman Hew & Co. In 1986, he was appointed as the Finance Director of Syarikat Telekom Malaysia Berhad. In 1984, he was appointed to the Board of MBf Finance Berhad and subsequently resigned from the Board on 21 May 1999. He was previously the Honorary Treasurer General of the Federation of Family Planning Associations of Malaysia and a nominated committee member of the Malay Chamber of Commerce in the Federal Territory. He is presently a council member of the Malaysian Association of Certified Public Accountants.

Tuan Haji Othman does not have any family relationship with other Director and/or major shareholder of the Company and has no conflict of interest with the Company. He has had no convictions for offences within the past ten years other than traffic offences.

Tuan Haji Othman is the Chairman of the Audit Committee of the Company.

Tuan Haji Othman attended all 6 Board Meetings of the Company held during the financial year ended 31 December 2001.

Tan Sri Chong Chin Shoong aged 64, was appointed as a Director of the Company on 1 August 2000. He graduated from Chung Ling High School (N.T), Senior Middle III. He also serves as a Director of MBf Insurans Berhad. He holds directorships in Magnum 4D Sdn Bhd (formerly known as Empat Nombor Ekor (Perak) Sdn Bhd), Annexe Gold Holdings Sdn Bhd and Pure Lotus Corporation Sdn Bhd. He has more than 30 years of experiences in the mining operations and Magnum 4-Digits operations. In addition, he has more than 10 years experiences in the properties and construction business. Apart from his involvement in the corporate sector, he is also involved in the business community and charitable associations. These include the Federation of Chinese Assembly Halls of Malaysia, Perak Chinese Association, Perak Chinese Chamber of Commerce, Perak Hopoh Association, Perak Turf Club, Yayasan Sultan Idris Shah bagi Orang-Orang Cacat, Perak and as a Honourable Patron of The Ipoh City & Country Club.

Tan Sri Chong is the father-in-law of Dato' Loy Teik Ngan, who is the Chief Executive Officer & Managing Director of the Company. He has had no convictions for offences within the past ten years other than traffic offences.

Tan Sri Chong attended 5 Board Meetings of the Company held during the financial year ended 31 December 2001.

INTRODUCTION

The Board of Directors plays a primary role in corporate governance by setting out the strategic direction of the Group, establishing goals and monitoring the achievement of the goals.

THE BOARD OF DIRECTORS

The Board

MBf Holdings Berhad is led and managed by an experienced Board comprising members with a wide range of expertise and experience in various fields such as accounting, legal, economics, investment, tourism and public relation.

Their expertise, experience and background have resulted in thorough examination and deliberations of the various issues and matters affecting the Group.

a) **Composition**

The Board of Directors comprises an Independent Non-Executive Chairman, a Chief Executive Officer & Managing Director, 2 Executive Directors, and 3 Non-Executive Directors, 2 of whom are Independent Directors.

b) **Board Meetings**

Six (6) Board Meetings were held during the financial year from 1 January 2001 to 31 December 2001. Details of attendance of Directors at the Board Meetings are as follows:-

Name	Status	Board Meeting	
		Attended	%
Tunku Dato Seri Iskandar bin Tunku Abdullah	Independent	5	83
Dato' Loy Teik Ngan	Executive	5	83
Datuk Azizan bin Abdul Rahman	Executive	6	100
Dato' Kalimullah bin Masheerul Hassan	Executive	6	100
Tuan Haji Othman bin Hitam	Independent	6	100
Dato' Ghazi bin Ishak	Independent	1 *	17
Tan Sri Chong Chin Shoong	Non-Executive	5	83

* Dato' Ghazi bin Ishak was medically unfit for a few months in the year 2001, which resulted in his inevitable absence from the Board meetings.

The agenda and issues discussed were prepared and circulated before each meeting. Minutes of the Board Meetings are maintained by the Company Secretaries.

All Directors have access to the advice of the Company Secretaries, independent professional advisors, and internal/external auditors in appropriate circumstances at the Company's expense.

c) **Appointment and Re-election of the Board**

Currently, the appointments of directors are made solely by the Board.

One third of the Directors are required to retire at every Annual General Meeting and be eligible for re-election. All Directors shall retire at least once every three (3) years including the Chief Executive Officer & Managing Director.

d) **Proposed Nomination Committee**

The Board intends to set up the Nomination Committee comprising at least three (3) Non-Executive Directors, the majority of whom are independent. The Committee shall be responsible to ensure the appropriate Board balance and size; and that the Board has the required mix of responsibilities, skills and experience. The Nomination Committee shall conduct a review of the mix of skills, experience and other core competencies for the Board on an annual basis.

e) **Proposed Remuneration Committee**

The Board intends to set up the Remuneration Committee comprising at least three (3) Non-Executive Directors.

During the financial year ended 31 December 2001, the remuneration of the Executive Directors and Non-Executive Directors were as follows:-

Directors' Remuneration	Executive Directors (RM)	Non-Executive Directors (RM)	Total (RM)
Fees	* 24,141	174,000	198,141
Salaries	840,000	–	840,000
EPF	100,800	–	100,800
Bonus	128,808	–	128,808
Benefits in kind	* 198,707	* 5,000	203,707
Meeting Allowance	* 7,000	· 23,500	30,500
Total	1,299,456	202,500	1,501,956

* received from subsidiary companies

The number of Directors whose remuneration falls within the following bands are:-

	Executive Directors	Non-Executive Directors
Up to RM50,000	–	3
RM50,001 – RM100,000	–	1
RM100,001 – RM150,000	–	–
RM300,001 – RM350,000	2	–
RM600,001 – RM650,000	–	–
RM650,001 – RM700,000	1	–

f) **Directors' Training**

The Directors of the Company have attended the KLSE's Mandatory Accreditation Programme ("MAP") and will attend Continuing Education Programme ("CEP") prescribed by KLSE from time to time.

SHAREHOLDERS

a) **Dialogue with Investors**

The Board is committed to ensure that the shareholders are well informed of major developments of the Company and the information is communicated to them through the following:-

i) the Annual Report; and
ii) the various disclosures and announcements made to the KLSE including the Quarterly Results and Annual Results

b) **General Meetings**

The Company's Annual General Meeting ("AGM") serves as a principal forum for dialogue with shareholders. Extraordinary General Meetings ("EGM") are held as and when required.

ACCOUNTABILITY AND AUDIT

a) **Financial Reporting**

The Directors are responsible to ensure that the financial statements prepared are drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia. In presenting the financial statements, the Company has used appropriate accounting policies, consistently applied and supported by reasonable judgements and estimates.

The quarterly and year end financial results were reviewed by the Audit Committee and approved by the Board of Directors before releasing to the KLSE.

b) **Statement of Internal Control**

The Group has a number of internal controls in place and this includes:-

i) **Financial Authority Limits**

The Financial Authority Limits define revenue and capital expenditure for each level of management within the Group. This internal control acts as a check and balance before financial expenditure is actually incurred.

ii) **Consolidated Financial Reporting**

The Group implements a financial system that captures every single financial transaction. From this data captured, the Group produces consolidated monthly management accounts for comparison with budgets, which allow Management to focus on areas of concern.

iii) **Audit Committee**

The present Audit Committee comprises three (3) members of the Board, two (2) of whom are independent directors.

Its terms of reference together with the Audit Committee Report are disclosed in pages 18 to 20 of the Annual Report.

iv) Risk Management

Apart from the above, the Company is also in the process of implementing a formalised risk management system to ensure that all high impact risks are adequately managed at various levels within the Company and its Group.

c) Relationship with the Auditors

The external auditors, Arthur Andersen & Co has continued to report to members of the Company on their findings which are included as part of the Company's financial reports with respect to each year's audit on the statutory financial statements. In doing so, the Company has established a transparent arrangement with the auditors to meet their professional requirements. From time to time, the auditors highlight to the Audit Committee and Board of Directors on matters that require the Board's attention.

OTHER INFORMATION

a) Share Buybacks

The Company did not seek shareholders' approval to purchase any of its own shares during the financial year ended 31 December 2001. As such, there was no buybacks by the Company during the financial year.

b) Options, Warrants or Convertible Securities Exercise

The Company did not issue any options, warrants or convertible securities in respect of the financial year ended 31 December 2001.

c) American Depository Receipt ("ADR")

The Company has on 23 September 1993 entered into a Deposit Agreement with The Bank of New York as Depository and Owners and holders of ADR to establish a Level-1 ADR program. The amended Deposit Agreement was signed on 23 August 1999.

Under the Deposit Agreement, ordinary shares of the Company shall be deposited from time to time with the custodians as agents of the Depository for the creation of ADRs representing the shares so deposited in the ratio of 1:20. Each ADR represents 20 ordinary shares of the Company at RM0.50 each.

As at 31 December 2001, the position of the Company's ADR was as follows:-

a) Malayan Banking Berhad (Maybank) is the sole custodian holding the securities of the Company's ADRs.

b) The total number of ADRs outstanding for the Company was 364,697 representing 7,293,940 ordinary shares of RM0.50 each or 0.63% of the Company's issued and paid up share capital. Maybank is having custody of all the 7,293,940 ordinary shares (representing 364,697 ADRs) of the Company.

c) The Bank of New York is the depository bank for the ADRs

d) ADRs are traded in an Over-The-Counter market in the United States of America.

d) Non-Audit Fees

The non-audit fees paid to external auditors by the Group and by the Company for the financial year ended 31 December 2001 amounted to RM861,894.00 and RM536,600.00 respectively.

e) **Sanctions and/or Penalties Imposed**

There were no sanctions and/or penalties imposed on the Company, Directors or management by the relevant regulatory authorities for the financial year ended 31 December 2001.

f) **Material Contracts Awarded to Directors and Substantial Shareholders**

There were no material contracts of the Company and its subsidiaries involving Directors and major shareholders during the financial year ended 31 December 2001.

g) **Statement of Compliance with the Best Practices of the Code**

The Company is committed to achieving high standards of corporate governance throughout the Group. Currently the Board is working towards ensuring full application of all the Principles in Part 1 of the Malaysian Code on Corporate Governance ("Code") and is also committed to ensuring compliance with the Best Practices as recommended in Part 2 of the Code.

h) **Statement of Directors' Responsibilities in respect of the Audited Financial Statement**

The directors are required to prepare financial statements which give a true and fair view of the state of affairs of the Group and the Company as at the end of each financial year and of their results and their cash flows for that year then ended.

The directors consider that in preparing the financial statements,

- The Group and the Company have used appropriate accounting policies and are consistently applied;
- Reasonable and prudent judgements and estimates were made; and
- All applicable approved accounting standards in Malaysia have been followed.

The directors are responsible for ensuring that the Company maintains accounting records that disclose with reasonable accuracy the financial position of the Group and the Company, and which enable them to ensure that the financial statements comply with the Companies Act, 1965.

The directors have general responsibilities for taking such steps that are reasonably available to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities.



AUDIT COMMITTEE REPORT

COMPOSITION OF AUDIT COMMITTEE

The Committee shall be appointed by the Board from among its members and shall consist of not less than 3 members of whom a majority shall not:-

(a) be executive directors of the company or any related corporation;

(b) comprise a spouse, parent, brother, sister, son or adopted son, daughter or adopted daughter of an executive director of the company or of any related corporation; or

(c) comprise persons having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgement in carrying out the functions of the Committee.

The Committee shall elect a chairperson from among its members who is not an executive director or employee of the company or any related corporation.

In the event that a member of the Committee resigns, dies or for any other reason ceases to be a member with the result that the number of members is reduced to below 3, the Board of Directors shall, within 3 months of the event, appoint such number of new members as may be required to make up the minimum number of 3 members.

Chairman of Audit Committee

Tuan Haji Othman bin Hitam (Independent Non-Executive Director)

Members of Audit Committee

Dato' Ghazi bin Ishak (Independent Non-Executive Director)
Datuk Azizan bin Abdul Rahman (Executive Director)

Secretary to Audit Committee

Any one of the company secretaries shall be the Secretary of the Committee and shall be responsible for drawing up the agenda in consultation with the chairperson. The agenda together with relevant explanatory papers and documents shall be circulated to Committee members prior to each meeting.

The secretary shall be responsible for keeping the minutes of the meeting of the Committee, circulating them to Committee members and for ensuring compliance with KLSE requirements.

MEETINGS

The Committee shall meet at least four (4) times a year. The quorum for each meeting shall have minimum of two (2) members consisting of a majority of Committee members who are Non-Executive Directors.

In addition, the chairperson shall convene a meeting of the Committee if requested to do so by any member, the management or the internal or external auditors to consider any matter within the scope and responsibilities of the Committee.

The group financial controller, the head of internal audit, and a representative of the external auditors shall normally attend meetings. However, the Committee may invite any person to be in attendance to assist in its deliberations.

During the financial year, the Committee had held four (4) meetings:-

Attendance	Attendance at the Audit Committee Meetings held during the financial year ended 31 December 2001	Percentage (%)
Tuan Haji Othaman bin Hitam (Independent Non-Executive Director)	4/4	100
Dato' Ghazi bin Ishak (Independent Non-Executive Director)	*1/4	25
Datuk Azizan bin Abdul Rahman (Executive Director)	4/4	100

* Dato' Ghazi bin Ishak was medically unfit for a few months in the year 2001, which resulted in his inevitable absence from the Audit Committee meetings.

TERMS OF REFERENCE

The Audit Committee is authorised by the Board to investigate any activity within its terms of reference. It has free access to all information it requires for the purpose of discharging its functions and responsibilities.

The Audit Committee is also authorised to obtain outside legal or other independent professional advice as it considers necessary.

DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Audit Committee shall be:-

- to review the company's and group's quarterly and annual financial statements before submission to the Board. The review shall focus on:
  - any changes in accounting policies and practices
  - major judgemental areas
  - significant audit adjustments from the external auditors
  - the going concern assumption
  - compliance with accounting standards
  - compliance with stock exchange and legal requirements
- to review with the external auditors their audit plan, scope and nature of audit for the company and the group.
- to assess the adequacy and effectiveness of the systems of internal control and accounting control procedures of the company and the group by reviewing the external auditors' management letters and management response.

- to hear from the external auditors problems and reservations arising from their interim and final audits.
- to review the internal audit plan, consider the major findings of internal audit, fraud investigations and actions and steps taken by management in response to audit findings.
- to review any related party transactions that may arise within the company or the group.
- to consider the appointment of the external auditors, the terms of reference of their appointment and any question of resignation or dismissal.
- to undertake such other responsibilities as may be agreed by the Audit Committee and the Board.
- to report to the Board its activities, significant results and findings.

SUMMARY OF ACTIVITIES OF THE AUDIT COMMITTEE

During the year, the Audit Committee reviewed and appraised the annual audit plan and audit reports prepared by the Internal Auditors. The Committee also appraised the adequacy of actions taken by the Management in resolving the reported audit issues and in implementing suggested improvement measures.

On quarterly basis and financial year end the Committee reviewed the financial statements prepared by the Management for approval by the Board on its announcements. Any significant issues resulting from the audit of the financial statements by the External Auditors were noted by the Committee.

The Committee, at the conclusion of each meeting, recommended the Management to improve on internal controls, procedures and systems of the Company, where deemed appropriate.

SUMMARY OF ACTIVITIES OF THE GROUP INTERNAL AUDIT DIVISION

The Group Internal Audit Division is responsible in providing independent assessments for adequate, efficient and effective internal control systems in anticipating potential risks exposures over key business processes within the Group.

Throughout the financial year, audit assignments, namely compliance and operational audits, investigation and follow-up were carried out in accordance with the annual audit plan or as special ad-hoc audit at Management's request. The resulting reports of the audits undertaken were presented to the Audit Committee and forwarded to the Management concerned for attention and necessary actions. The Management is responsible for ensuring that corrective actions on reported weaknesses as recommended is taken within the required timeframe.

FINANCIAL STATEMENTS

DIRECTORS' REPORT

The directors hereby submit their report together with the audited financial statements of the Group and the Company for the financial year ended 31 December, 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding.

The principal activities of the subsidiaries and associated companies are described in Notes 45 and 46 to the financial statements.

There have been no significant changes in the nature of these activities during the financial year other than those activities that ceased consequent to the disposal and deconsolidation of subsidiaries as disclosed in Note 45 to the financial statements.

RESULTS

	Group RM'000	Company RM'000
Loss before taxation	150,468	99,678
Taxation	17,644	-
Share of taxation of associated companies	19	-
Loss after taxation	168,131	99,678
Minority interests	10,760	-
Net loss attributable to shareholders	178,891	99,678

DIVIDENDS

No dividend has been paid or declared by the Company since the end of the previous financial year.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than as disclosed in the statements of changes in equity.

BAD AND DOUBTFUL DEBTS

Before the income statements and balance sheets were made out, the directors took reasonable steps to ascertain that action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate provision had been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render the amounts written off as bad debts or provided for as doubtful debts in the financial statements of the Group and the Company inadequate to any substantial extent.

CURRENT ASSETS

Before the income statements and balance sheets were made out, the directors took reasonable steps to ensure that any current assets which were unlikely to be realised in the ordinary course of business their values as shown in the accounting records of the Group and the Company have been written down to an amount which they might be expected so to realise.

At the date of this report, the directors are not aware of any circumstances which would render the values attributed to the current assets in the financial statements of the Group and the Company misleading.

VALUATION METHODS

At the date of this report, the directors are not aware of any circumstances which have arisen which render adherence to the existing methods of valuation of assets or liabilities of the Group and the Company misleading or inappropriate.

CONTINGENT AND OTHER LIABILITIES

At the date of this report, there does not exist:

(a) any charge on the assets of the Group or the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) any contingent liability of the Group or the Company which has arisen since the end of the financial year.

As at 31 December, 2001, the current liabilities of the Group and the Company exceeded their current assets by RM1,414,295,000 and RM913,699,000 respectively, and their shareholders' deficits were RM1,227,126,000 and RM901,044,000 respectively. In the opinion of the directors, the Group and the Company will not be able to meet their obligations when they fall due unless the implementation of the restructuring exercise as disclosed in Note 50 to the financial statements is successful and the Group and the Company resume normal operations and return to profitability.

CHANGE OF CIRCUMSTANCES

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements of the Group or the Company which would render any amount stated in the financial statements misleading.

ITEMS OF AN UNUSUAL NATURE

The results of the operations of the Group and the Company during the financial year were not, in the opinion of the directors, substantially affected by any item, transaction or event of a material and unusual nature.

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors, to affect substantially the results of the operations of the Group or the Company for the financial year in which this report is made.

SIGNIFICANT EVENTS

The significant events during the financial year are as disclosed in Note 48 to the financial statements.

SUBSEQUENT EVENTS

The subsequent events are as disclosed in Note 49 to the financial statements.

RESTRUCTURING EXERCISE

The progress of the corporate restructuring exercise of the Company and its affected subsidiaries is as disclosed in Note 50 to the financial statements.

DIRECTORS

The directors who served since the date of the last report are:

Tunku Dato Seri Iskandar bin Tunku Abdullah
Dato' Loy Teik Ngan
Datuk Azizan bin Abdul Rahman
Dato' Kalimullah bin Masheerul Hassan
Dato' Ghazi bin Ishak
Tuan Haji Othman bin Hitam
Tan Sri Chong Chin Shoong

DIRECTORS' BENEFITS

During and at the end of the financial year, no arrangements subsisted to which the Company is a party with the object of enabling directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments, or fees received or due and receivable by the directors or firms/companies in which directors have an interest as shown in Note 36 to the financial statements or the fixed salary of a full time employee of the Company) by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except for those benefits which may be deemed to have arisen by virtue of those contracts, agreements and transactions entered into in the ordinary course of business between the Company's subsidiaries and companies in which the directors are deemed to have a substantial financial interest and as disclosed in Note 44 to the financial statements.

DIRECTORS' INTERESTS

According to the register of directors' shareholdings, the interests of the directors in office at the end of the financial year in shares in the Company and its related corporations during the financial year were as follows:

	Number of Ordinary Shares of RM0.50 Each			
	1 January, 2001	Bought	Sold	31 December, 2001
MBf Holdings Berhad				
Dato' Loy Teik Ngan – direct	11,418,000	–	–	11,418,000
– indirect	42,884,445	–	–	42,884,445

None of the other directors in office at the end of the financial year had any interest in shares in the Company or its related corporations during the financial year.

AUDITORS

Arthur Andersen & Co. retire and have indicated their willingness to accept re-appointment.

Signed on behalf of the Board
in accordance with a resolution
of the directors

TUNKU DATO SERI ISKANDAR BIN
TUNKU ABDULLAH, S.P.T.J., D.N.S.

DATO' LOY TEIK NGAN, D.I.M.P.

Petaling Jaya
Dated: 26 April, 2002

STATEMENT BY DIRECTORS

We, TUNKU DATO SERI ISKANDAR BIN TUNKU ABDULLAH and DATO' LOY TEIK NGAN, being two of the directors of MBf HOLDINGS BERHAD, do hereby state that, in the opinion of the directors, the financial statements set out on pages 30 to 96 give a true and fair view of the state of affairs of the Group and the Company as at 31 December, 2001 and of their results and their cash flows for the year then ended and have been properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia.

Signed on behalf of the Board
in accordance with a resolution
of the directors

TUNKU DATO SERI ISKANDAR BIN TUNKU ABDULLAH, S.P.T.J., D.N.S.

DATO' LOY TEIK NGAN, D.I.M.P.

Petaling Jaya
Dated: 26 April, 2002

STATUTORY DECLARATION

I, YAP BOON TECK, the officer primarily responsible for the financial management of MBf HOLDINGS BERHAD, do solemnly and sincerely declare that the financial statements set out on pages 30 to 96 are, to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by	)	
the abovenamed YAP BOON TECK	)	YAP BOON TECK
at Petaling Jaya in Selangor Darul Ehsan	)	
on 26 April, 2002	)	

Before me:

M. KHANDIMADDI
NO : B106
Commissioner for Oaths

AUDITORS' REPORT

To the Shareholders of
MBf HOLDINGS BERHAD

We have audited the financial statements set out on pages 30 to 96. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report as follows:

(1) The management together with their consultants are currently working on the implementation of the approved restructuring exercise as elaborated in Note 50 to the financial statements. The outcome of the restructuring exercise could result in adjustments being made to certain amounts and classification of assets and liabilities of the Group and the Company, the final outcome of which is uncertain as at the date of this report.

(2) For the year ended 31 December, 2001, the Group and the Company incurred net losses of RM178,891,000 and RM99,678,000 respectively and, as of that date, the Group's and the Company's current liabilities exceeded their current assets by RM1,414,295,000 and RM913,699,000 respectively. These factors, along with the matters as highlighted in paragraph (1) above, raised substantial doubt that the Group and the Company will be able to continue as a going concern. The ability of the Group and the Company to continue as a going concern is dependent upon the successful implementation of the restructuring exercise elaborated in Note 50 to the financial statements and resumption of normal operations and return to profitability of the Group and the Company. The financial statements of the Group and the Company do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Group and the Company be unable to continue as a going concern.

In view of the significance of the matters discussed in the preceding paragraphs, we are unable to form an opinion as to whether the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia and whether the financial statements give a true and fair view of:

(i) the state of affairs of the Group and the Company as at 31 December, 2001 and of their results and their cash flows for the year then ended; and

(ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements.

However, in our opinion, the accounting and other records and the registers required by the Act to be kept by the Company and its subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act, except for those disclosed in Note 47 to the financial statements.

We have considered the financial statements and the auditors' reports of all the subsidiaries of which we have not acted as auditors, as indicated in Note 45 to the financial statements, being financial statements that have been included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for these purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification other than as disclosed in Notes 45 and 47 to the financial statements and in respect of subsidiaries incorporated in Malaysia, did not include any comment made under subsection (3) of Section 174 of the Act.

Arthur Andersen & Co.
No. AF 0103
Chartered Accountants

Wong Kang Hwee
No. 1116/01/04(J)
Partner of the Firm

Dated: 26 April, 2002

BALANCE SHEETS

FOR THE YEAR ENDED 31 DECEMBER, 2001

	Note	Group		Company	
		2001	2000	2001	2000
		RM'000	RM'000	RM'000	RM'000
NON-CURRENT ASSETS					
Intangible assets	3	-	-	-	-
Reserves on consolidation, net	4	(11,492)	(11,492)	-	-
Property, plant and equipment	5	226,779	247,065	12	95
Land held for development	6	165,931	105,254	-	-
Subsidiaries	7	-	-	7,794	8,700
Associated companies	8	14,598	14,494	50	136
Long term receivables	9	47,338	23,609	-	-
Other investments	10	28,540	6,101	4,799	4,907
		471,694	385,031	12,655	13,838
CURRENT ASSETS					
Property, plant and equipment at break up value	5(f)	-	2,255	-	-
Due from subsidiaries	11	2,899	-	87,923	105,113
Due from associated companies	12	14,170	16,228	2	-
Development properties	13	47,803	101,147	-	-
Properties held for resale	14	105,824	121,684	10,488	11,005
Inventories	15	134,220	203,164	-	-
Other receivables	16	94,157	166,101	17,470	32,700
Financing receivables	17	83,242	63,505	-	-
Trade receivables	18	50,387	128,025	-	-
Deposits	19	114,730	94,768	7,250	6,646
Cash and bank balances	20	29,242	46,518	350	210
		676,674	943,395	123,483	155,674
CURRENT LIABILITIES					
Due to subsidiaries	21	-	-	33,128	35,417
Due to associated companies	22	114	245	3	41
Provision for liabilities	23	88,645	14,550	879,291	809,194
Due to customers for construction contracts	24	1,852	2,055	-	-
Other payables	25	1,069,286	1,055,297	29,863	27,651
Trade payables	26	160,639	200,471	28	28
Taxation		35,516	26,968	5,431	5,431
Short term borrowings	27	685,831	739,955	89,438	93,086
Bank overdrafts	28	49,086	51,730	-	-
		2,090,969	2,091,271	1,037,182	970,848
NET CURRENT LIABILITIES		(1,414,295)	(1,147,876)	(913,699)	(815,174)
		(942,601)	(762,845)	(901,044)	(801,336)

	Note	Group		Company	
		2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
REPRESENTED BY:					
Share capital	29	575,455	575,455	575,455	575,455
Reserves		(1,802,581)	(1,625,043)	(1,476,499)	(1,376,821)
Shareholders' deficit		(1,227,126)	(1,049,588)	(901,044)	(801,366)
Minority interests		81,263	75,510	-	–
		(1,145,863)	(974,078)	(901,044)	(801,366)
Provision for liabilities	23	794	962	-	–
Long term borrowings	30	109,507	118,948	-	30
Long term payable	31	90,701	90,701	-	–
Deferred taxation	33	2,260	622	-	–
Non-current liabilities		203,262	211,233	-	30
		(942,601)	(762,845)	(901,044)	(801,336)

The accompanying notes are an integral part of these balance sheets.

INCOME STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER, 2001

	Note	Group 2001 RM'000	Group 2000 RM'000	Company 2001 RM'000	Company 2000 RM'000
Revenue	34	683,339	804,336	107	267
Other operating income	35	18,633	14,036	428	219
Raw materials and consumables used		(58,310)	(107,304)	–	–
Changes in inventories of finished goods and work in progress		(11,432)	(41,081)	–	–
Development expenditure expensed		(16,490)	(21,676)	–	–
Finished goods purchased		(344,676)	(400,549)	–	–
Staff costs	36	(110,324)	(114,388)	(1,179)	(728)
Depreciation		(23,356)	(27,724)	(6)	(46)
Other operating expenses	37	(148,445)	(90,240)	(90,025)	(668,258)
(Loss)/profit from operations		(11,061)	15,410	(90,675)	(668,546)
Finance costs, net	38	(140,227)	(171,963)	(9,003)	(14,908)
Share of profits/(losses) of associated companies		820	(721)	–	–
Loss before taxation		(150,468)	(157,274)	(99,678)	(683,454)
Taxation	39	(17,644)	(5,941)	–	1,543
Share of taxation of associated companies		(19)	–	–	–
Loss after taxation		(168,131)	(163,215)	(99,678)	(681,911)
Minority interests		(10,760)	(4,628)	–	–
Net loss attributable to shareholders		(178,891)	(167,843)	(99,678)	(681,911)
Loss per share (sen) – Basic	40 (a)	(16)	(15)		

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER, 2001

	Share capital RM'000	Sinking fund(a)* RM'000	Other reserves# RM'000	Accumulated losses RM'000	Total RM'000
At 1 January, 2000	575,455	1,293	518,087	(1,961,917)	(867,082)
Net loss for the year	–	–	–	(167,843)	(167,843)
Translation loss	–	–	(14,663)	–	(14,663)
Transfer from/(to) income statement	–	316	318	(634)	–
Net gain/(losses) not recognised in income statement	–	316	(14,345)	(634)	(14,663)
At 31 December, 2000	575,455	1,609	503,742	(2,130,394)	(1,049,588)
At 1 January, 2001	**575,455**	**1,609**	**503,742**	**(2,130,394)**	**(1,049,588)**
Net loss for the year	**-**	**-**	**-**	**(178,891)**	**(178,891)**
Translation gain	**-**	**-**	**1,353**	**-**	**1,353**
Transfer from/(to) income statement	**-**	**299**	**4,724**	**(5,023)**	**-**
Net gain/(losses) not recognised in income statement	**-**	**299**	**6,077**	**(5,023)**	**1,353**
At 31 December, 2001	**575,455**	**1,908**	**509,819**	**(2,314,308)**	**(1,227,126)**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER, 2001

#OTHER RESERVES

	Share premium* RM'000	Exchange fluctuation reserve* RM'000	Capital reserve (b)** RM'000	Total RM'000
At 1 January, 2000	513,842	–	4,245	518,087
Translation loss	–	(14,663)	–	(14,663)
Transfer from income statement	–	–	318	318
Net (loss)/gain not recognised in income statement	–	(14,663)	318	(14,345)
At 31 December, 2000	513,842	(14,663)	4,563	503,742
At 1 January, 2001	**513,842**	**(14,663)**	**4,563**	**503,742**
Translation gain	**–**	**1,353**	**–**	**1,353**
Transfer from income statement	**–**	**–**	**4,724**	**4,724**
Net gain not recognised in income statement	**–**	**1,353**	**4,724**	**6,077**
At 31 December, 2001	**513,842**	**(13,310)**	**9,287**	**509,819**

(a) The sinking fund represents 10% of the monthly subscription payable by members of Kelab Century Paradise (KCP) remitted to the Trustee as required by the Trust Deed. KCP is a recreation club, wholly owned by the Company.

(b) Capital reserve comprises principally capital gains from the disposal of property, plant and equipment and investments of certain overseas subsidiaries maintained for future appropriation of dividends.

* Non-distributable

** Distributable

The accompanying notes are an integral part of this statement.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER, 2001

	Share capital RM'000	Non-distributable Share premium RM'000	Accumulated losses RM'000	Total RM'000
At 1 January, 2000	575,455	513,842	(1,208,752)	(119,455)
Net loss for the year	–	–	(681,911)	(681,911)
At 31 December, 2000	575,455	513,842	(1,890,663)	(801,366)
At 1 January, 2001	575,455	513,842	(1,890,663)	(801,366)
Net loss for the year	–	–	(99,678)	(99,678)
At 31 December, 2001	575,455	513,842	(1,990,341)	(901,044)

The accompanying notes are an integral part of this statement.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER, 2001

	2001 RM'000	2000 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss before taxation	(150,468)	(157,274)
Adjustments for:		
Amortisation and write off of intangible assets	-	2,183
Bad debts recovered	(507)	(949)
Bad debts written off	16,229	775
Depreciation	23,356	27,724
Effects on deconsolidation of subsidiaries	(41,525)	-
Property, plant and equipment impairment adjustments, net	3,134	(651)
Property, plant and equipment written off	2,784	860
(Gain)/loss on disposal and deregistration of subsidiaries, net	(404)	3,342
Goodwill on consolidation written off	-	1,453
Gratuity in kind to a former director	77	-
Interest expense	146,147	174,814
Interest income	(7,222)	(6,553)
(Gain)/loss on disposal of		
– investments in associated companies	(82)	6,335
– investments in unquoted shares outside Malaysia	-	2,234
– investments in quoted shares in Malaysia	272	(12,654)
– properties held for resale	(7,277)	2,904
– property, plant and equipment	223	(835)
Provision for liabilities	12,583	11,500
Provision for doubtful debts	30,491	6,666
Reversal of provision for loss on disposal of a former subsidiary	-	(4,997)
Share of (profits)/losses of associated companies	(820)	721
Unrealised gains on foreign exchange	(6,402)	-
Unrealised loss on foreign exchange	5,206	4,584
(Write back)/provision for diminution in value of		
– investments in unquoted shares outside Malaysia	(21,259)	-
– investments in quoted shares in Malaysia	717	28,271
– property held for resale	6,570	-
Write off of investment in		
– associated companies	100	-
– quoted shares in Malaysia	11	-
Operating profit before working capital changes	11,934	90,453
Decrease in receivables	52,699	13,688
Decrease in inventories	28,142	63,679
Decrease in payables	(12,919)	(65,185)
Net changes in associated company balances	1,231	(391)
(Increase)/decrease in development expenditure and land held for development	(7,556)	9,581
Decrease in provision for liabilities	(4,506)	(5,759)
Cash generated from operations	69,025	106,066
Interest paid	(23,705)	(62,283)
Taxes paid	(6,285)	(9,408)
Net cash generated from operating activities	39,035	34,375

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER, 2001

	2001 RM'000	2000 RM'000
CASH FLOWS FROM INVESTING ACTIVITIES		
(Placement)/upliftment of deposits	**(800)**	852
Proceeds from divestment of subsidiaries	**-**	29,207
Proceeds from disposal of		
– associated companies	**222**	4,157
– property, plant and equipment	**3,685**	3,817
– investments in quoted shares in Malaysia	**1,027**	55,329
– investments in unquoted shares outside Malaysia	**-**	1,260
– properties held for resale	**16,870**	5,580
Interest received	**6,687**	5,168
Dividend received	**457**	803
Increase in investment in an associated company	**-**	(146)
Purchase of		
– property, plant and equipment	**(25,789)**	(24,992)
– properties held for resale	**(300)**	-
– investment in unquoted shares in Malaysia	**(1,500)**	-
Net proceeds (used in)/generated from disposal and deregistration of subsidiaries (Note 7)	**(11)**	6,895
Net cash outflow arising from deconsolidation of subsidiaries (Note 7)	**(4,507)**	-
Net cash (used in)/generated from investing activities	**(3,959)**	87,930
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of short term borrowings	**(45,419)**	(83,320)
Drawdown of short term borrowings	**14,842**	2,913
Repayment of hire purchase and lease payables	**(3,685)**	(5,179)
Drawdown of long term borrowings	**6,782**	26,693
Repayment of long term borrowings	**(5,365)**	(24,309)
Net cash used in financing activities	**(32,845)**	(83,202)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**2,231**	39,103
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**39,695**	(1,707)
CASH AND CASH EQUIVALENTS AT END OF YEAR	**41,926**	37,396

Cash and cash equivalents comprise:

	2001 RM'000	2000 RM'000
Cash and bank balances	**29,242**	46,518
Deposits	**61,770**	42,608
Bank overdrafts	**(49,086)**	(51,730)
Cash and cash equivalents as previously reported	**41,926**	37,396
Effect of exchange rate changes	**-**	2,299
Cash and cash equivalents as restated	**41,926**	39,695

The accompanying notes are an integral part of this statement.

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER, 2001

	2001 RM'000	2000 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss before taxation	(99,678)	(683,454)
Adjustment for:		
Bad debts written off	36	348
Depreciation	6	46
Loss/(gain) on disposal of		
– investments in quoted shares in Malaysia	186	(15,736)
– properties held for resale	–	(362)
Interest expense	12,369	15,130
Interest income	(3,396)	(267)
Gratuity in kind to a former director	77	–
Provision/(write back) for doubtful debts, net		
– subsidiaries	4,752	(3,604)
– other receivables	13,471	7
Provision for commitments arising from losses in subsidiaries	70,097	669,194
Provision for diminution in value, net		
– investments in quoted shares in Malaysia	678	21,335
– investment in subsidiaries	906	–
– properties held for resale	517	–
Reversal of provision for loss on disposal of a former subsidiary	–	(4,997)
Waiver of debts from		
– subsidiaries	(3,328)	–
– others	(43)	–
Write off of investment in an associated company	86	–
Operating loss before working capital changes	(3,264)	(2,360)
Decrease in receivables	1,769	4,409
(Decrease)/increase in payables	(969)	2,213
Net change in amount due to/from associated companies	3	–
Net change in amount due to/from subsidiaries	15,867	(1,909)
Cash generated from operations	13,406	2,353
Interest paid	(2,597)	(10,095)
Net cash generated from/(used in) operating activities	10,809	(7,742)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investment in unquoted shares in Malaysia	(1,500)	–
Proceeds from disposal of properties held for resale	–	1,512
Proceeds from disposal of other investments	744	48,050
Interest received	80	127
Net cash (used in)/generated from investing activities	(676)	49,689

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER, 2001

	2001 RM'000	2000 RM'000
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of short term borrowings	**(9,332)**	(37,706)
Repayment of hire purchase payables	**(57)**	(27)
Net cash used in financing activities	**(9,389)**	(37,733)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**744**	4,214
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**6,856**	2,642
CASH AND CASH EQUIVALENTS AT END OF YEAR	**7,600**	6,856

Cash and cash equivalents comprise:

	2001 RM'000	2000 RM'000
Cash and bank balances	**350**	210
Deposits	**7,250**	6,646
	7,600	6,856

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER, 2001

1. PRINCIPAL ACTIVITIES AND GENERAL INFORMATION

The principal activity of the Company is investment holding. The principal activities of the subsidiaries and associated companies are described in Notes 45 and 46 respectively . There have been no significant changes in the nature of these activities during the financial year other than those activities that ceased consequent to the disposal and deconsolidation of subsidiaries as disclosed in Note 45.

The Company is a public limited liability company, incorporated and domiciled in Malaysia, and is listed on the Main Board of the Kuala Lumpur Stock Exchange. On 20 February, 2001, the Company announced that it has been designated as an affected listed issuer pursuant to Practice Note 4/2001 of the Listing Requirements of Kuala Lumpur Stock Exchange. Consequently, it is required to comply with the obligations of an affected listed issuer.

The registered office of the Company is located at Block B1, Level 9, Pusat Dagang Setia Jaya (Leisure Commerce Square), No. 9, Jalan PJS 8/9, 46150 Petaling Jaya, Selangor Darul Ehsan.

The number of employees in the Group and the Company at the end of the financial year were 7,749 (2000: 8,126) and 3 (2000: 3) respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting

The financial statements of the Group and the Company have been prepared under the historical cost convention on a going concern basis and comply with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia.

The appropriateness of preparing the financial statements on a going concern basis is dependent on the successful implementation and outcome of the approved restructuring exercise as disclosed in Note 50. Should the going concern basis of preparing the financial statements be no longer appropriate, adjustments would have to be made to reduce the value of assets to their estimated realisable amounts, to provide for any further estimated liabilities which may arise, and to reclassify property, plant and equipment and other non-current assets and non-current liabilities as current assets and current liabilities respectively.

(b) Basis of Consolidation

Consolidated financial statements include the financial statements of the Company and all its subsidiaries (excluding those which have been deconsolidated as disclosed in Note 45). Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits therefrom.

Companies acquired or disposed are included in the financial statements from the date of acquisition or up to the date of disposal. Subsidiaries are consolidated using the acquisition method of accounting.

Intra-group transactions, balances and resulting unrealised gains are eliminated on consolidation and the consolidated financial statements reflect external transactions only. Unrealised losses are eliminated on consolidation unless costs cannot be recovered.

The difference between the cost of an acquisition over the fair value of the Group's share of the net assets of acquired subsidiaries at the date of acquisition is included in the consolidated balance sheet as goodwill or reserve arising on consolidation. Goodwill or reserve arising on consolidation is not amortised. Goodwill on consolidation is reviewed at each balance sheet date and will be written down for impairment where it is considered necessary.

The gain or loss on disposal of a subsidiary is the difference between net disposal proceeds and the Group's share of its net assets together with carrying value of exchange differences, goodwill and reserve on consolidation which were not previously recognised in the consolidated income statement.

Subsidiaries previously consolidated are deconsolidated at the point where the Group lost their control over such subsidiaries. Such subsidiaries are stated as investments in unconsolidated subsidiaries. The initial carrying amount is calculated using the equity method, as at the date when the deconsolidation occurred and is regarded as cost thereafter. The carrying amount should be reviewed at each balance sheet date and will be written down for impairment when it is considered necessary.

(c) Associated Companies

Investments in associated companies which are stated at cost less provision for any permanent diminution in value are investments in which the Group has a long term equity interest of between 20 and 50 percent and where it exercises significant influence over the financial and operating policies through management participation.

Investment in associated companies are accounted for in the consolidated financial statements by the equity method of accounting based on the audited or management financial statements of the associated companies.

The Group's share of post-acquisition profits less losses of associated companies is included in the consolidated income statement and the Group's interest in associated companies is stated at cost plus the Group's share of post-acquisition retained profits or accumulated losses and reserves.

Unrealised gains on transactions between the Group and the associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are eliminated unless cost cannot be recovered.

The difference between the purchase consideration and the fair value of net assets acquired is reflected as goodwill or reserve on acquisition and are not amortised. Goodwill on acquisition is reviewed at each balance sheet date and will be written down for impairment when it is considered necessary.

(d) Revenue Recognition

(i) Development properties and construction contracts

Income from sale of properties are recognised on the percentage of completion method. The percentage of completion is determined by reference to the development costs incurred to date against the total estimated cost where the outcome of the projects can be reliably estimated. All anticipated losses are fully provided for.

Income from other long term contracts whereby the outcome of such contracts can be reliably estimated are recognised on the percentage of completion method. Where the outcome of a contract cannot be reliably estimated, revenue is recognised only to the extent of costs incurred and no profit is recognised.

(ii) **Completed properties**

Sale of completed properties is recognised when a deposit is received and the relevant sales and purchase agreement executed.

(iii) **Factoring income**

Factoring administration charge is recognised as income upon acceptance of factored invoices while factoring discount charge is recognised as income on accrual basis.

(iv) **Interest in suspense**

Interest income is not recognised in the income statement when it is anticipated that the debtors have no capacity to repay the debts. The suspended interest is recognised on receipt basis.

(v) **Financial services**

Revenue from discount and cash advance fee is recognised upon receipt of billings from merchants and inter-member banks. Income from joining fees is recognised upon issuance of cards to approved members. For certain group purchases, income is recognised based on the terms of individual contracts.

Interest income earned in respect of financial transactions is recognised using the 'Rule of 78' method.

(vi) **Sale of goods**

Revenue relating to sale of goods are recognised net of discounts when transfer of risks and rewards has been completed.

(vii) **Dividend income**

Dividend income is recognised when the shareholder's right to receive payment is established.

(viii) **Revenue from hotel operations**

The income from rental of hotel room, sale of food and beverage and other related income are recognised on an accrual basis.

(ix) **Revenue from services**

Revenue from services rendered is recognised net of service taxes and discounts as and when the services are performed.

(e) **Interest Capitalisation**

Interest incurred on borrowings related to property, plant and equipment, development properties, land held for development and properties held for resale are capitalised during the period when activities to plan, develop and construct the assets are undertaken. Capitalisation of borrowing costs cease when the assets are ready for their intended use or sale.

(f) Investments

Investments in subsidiaries and other investments are stated at cost less provision for any permanent diminution in value. Such provision is made when there is a decline other than temporary in the value of investments and is recognised as an expense in the period in which the decline occurred. On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged or credited to the income statement.

(g) Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Freehold land and buildings under construction are not depreciated. Leasehold land is depreciated over the period of the respective lease which ranges from 50 years to 99 years. In this connection, long term leasehold land refers to land with unexpired lease tenure of 50 years or above.

Depreciation of other property, plant and equipment is provided on a straight line basis to write off the cost of each asset to its residual value over the estimated useful lives at the following annual rates:

Agriculture development	2% – 5%
Buildings	1% – 3.30%
Computer equipment	20% – 30%
Furniture and fittings	7.50% – 33.33%
Motor vehicles	10% – 33.33%
Office equipment	10% – 30%
Plant, machinery and electrical fittings	4% – 25%
Renovation and improvements	3.33% – 33.33%
Restaurant and kitchen equipment	10% – 20%

The carrying values of property, plant and equipment are reviewed for impairment when there is an indication that the assets might be impaired. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. An impairment loss is charged to the income statement immediately.

Subsequent increase in the recoverable amount of an asset is treated as reversal of the previous impairment loss and is recognised to the extent of the carrying amount of the asset that would have been determined (net of depreciation) had no impairment loss been recognised. The reversal is recognised in the income statement immediately.

(h) Intangible Assets

During the last financial year, the directors have adopted a policy to write off preliminary and pre-operating expenses and deferred expenditure to comply with the provisions of the Malaysian Accounting Standard No. 1 ("MASB 1"). The effect of this change has resulted in the write-off of preliminary and pre-operating expenses and deferred expenditure amounting to RM2,183,000 in the last financial year.

(i) Currency Conversion and Translation

Transactions in foreign currencies are converted into Ringgit Malaysia at rates of exchange approximating those ruling at the transaction dates. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated into Ringgit Malaysia at rates of exchange ruling at that date. All exchange gains or losses are taken to the income statements.

Financial statements of foreign consolidated subsidiaries are translated at year-end exchange rates with respect to assets and liabilities, and at exchange rates at the date of the transaction with respect to the income statement. All resulting translation differences are taken to the reserves until the disposal of the net investment.

The exchange rates ruling at balance sheet date used (denominated in units of Ringgit Malaysia per unit of foreign currency) are as follows:

	2001	**2000**
Australian Dollar	**1.93**	2.10
Chinese Renminbi	**0.46**	0.46
Deutsche Mark	**1.67**	1.80
French Franc	**0.50**	0.55
Fiji Dollar	**1.64**	1.74
Hong Kong Dollar	**0.49**	0.49
Papua New Guinea Kina	**0.98**	1.24
Philippines Peso	**0.08**	0.08
Samoa Tala	**1.12**	1.27
Singapore Dollar	**2.05**	2.19
Taiwan Dollar	**0.11**	0.11
Thai Baht	**0.09**	0.09
Tonga Pa'anga	**1.80**	1.92
United States Dollar	**3.80**	3.80

(j) **Deferred Taxation**

Deferred taxation is provided under the liability method for all material timing differences except where there is reasonable evidence that these timing differences will not reverse.

(k) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis with the exception of the cost of passenger and commercial vehicles which is determined on specific identification basis. Cost of finished goods and work-in-progress of subsidiaries involved in manufacturing activity includes materials, direct labour, other direct costs and appropriate production overheads.

(l) **Due from/(to) Customers for Construction Contracts**

Amount due from customers for construction contract is the net amount of costs incurred plus recognised profits less the sum of recognised losses and applicable progress billings for all contracts in progress for which cost incurred plus recognised profit (less recognised losses) exceeds applicable progress billings.

Amount due to customers for construction contract is the net amount of costs incurred plus recognised profits less the sum of recognised losses and applicable progress billings for all contracts in progress for which applicable progress billings exceeds cost incurred plus recognised profit (less recognised losses).

Cost includes direct materials, labour, sub-contract sum and attributable overheads paid or payable to date and interest expense directly related to the financing of the project during the period of active construction.

(m) Trade, Financing and Other Receivables

Trade, financing and other receivables are carried at anticipated realisable values. Bad debts are written off when identified. An estimate is made for doubtful debts based on review of all outstanding amounts as at the balance sheet date.

(n) Provisions for liabilities

Provisions for liabilities are recognised when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditure expected to be required to settle the obligation.

(o) Development Properties

Land and development expenditure whereby significant development work has been undertaken and is expected to be completed within the normal operating cycle is classified as development properties. Development properties are stated at cost plus profits less losses and applicable progress billings. Cost includes cost of land, all direct building cost, and other related development expenditure, including interest expenses incurred during the period of active development.

(p) Land Held for Development

Land held for development consist of land held for future development and where no significant development has been undertaken and are stated at cost. Cost includes cost of land and attributable development expenditure. Such assets are transferred to development properties when significant development work has been undertaken and are expected to be completed within the normal operating cycle.

(q) Properties Held for Resale

Properties held for resale are land and completed buildings stated at the lower of cost and net realisable value. Cost is determined on the specific identification basis and includes borrowing cost incurred to finance the purchase and construction of the properties, other direct expenditure and related overheads incurred in the process of development up to the date the properties are ready for their intended use.

(r) Finance Lease and Hire Purchase

A lease or hire purchase is recognised as a finance lease if it transfers substantially to the Group all the risks and rewards incident to ownership.

The Group recognises finance leases as assets and liabilities in the balance sheets at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. In calculating the present value of the minimum lease payments the discount factor used is the interest rate implicit in the lease, when it is practicable to determine; otherwise, the incremental borrowing rate is used. Initial direct costs incurred are included as part of the asset. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

A finance lease gives rise to depreciation expense for the asset as well as an interest expense for each accounting period. The depreciation policy for leased asset is consistent with that for depreciable property, plant and equipment as described in Note 2(g).

Lease rental payments on operating leases are charged to the income statements either in the year they become payable or in equal instalments over the period of the lease.

(s) **Affiliated Companies**
Affiliated companies refer to MBf Capital Berhad (a former associated company of the Company, with common directors) and its subsidiaries.

(t) **Cash and Cash Equivalents**
Cash and cash equivalents include cash on hand and at banks and deposits at call and short term highly liquid investments which have an insignificant risk of changes in value, net of outstanding bank overdrafts.

3. INTANGIBLE ASSETS

Group	2001 RM'000	2000 RM'000
Preliminary and pre-operating expenses, at cost	-	4,072
Deferred expenditure	-	11,191
Development expenditure	-	26
	-	15,289
Less: Accumulated amortisation/written off	-	(15,289)
	-	-

4. RESERVES ON CONSOLIDATION, net

	2001 RM'000	2000 RM'000
Reserves on consolidation (a)	16,578	16,578
Less: Goodwill on consolidation (b)	(5,086)	(5,086)
	11,492	11,492
(a) Reserves on consolidation		
As at 1 January	16,578	17,014
Disposal and deregistration of subsidiaries	-	(436)
As at 31 December	16,578	16,578
(b) Goodwill on consolidation		
As at 1 January	5,086	8,103
Divestment of a subsidiary	-	(1,564)
Written off during the year	-	(1,453)
As at 31 December	5,086	5,086

5. PROPERTY, PLANT AND EQUIPMENT

Group	*Land and buildings RM'000	Plant, machinery and electrical fittings, restaurant and kitchen equipment RM'000	Furniture and fittings, office equipment and computer equipment RM'000	**Other assets RM'000	Total RM'000
Cost					
As at 1 January, 2001	245,238	92,246	85,696	59,006	482,186
Deconsolidation of subsidiaries	(3,067)	(6,287)	(415)	(401)	(10,170)
Additions	6,796	1,804	12,007	6,520	27,127
Disposals	(2,477)	(2,372)	(1,972)	(3,518)	(10,339)
Written off	(1,067)	(3,013)	(555)	(720)	(5,355)
Translation differences	(9,577)	(8,292)	(2,217)	(5,317)	(25,403)
Transfer/reclassification	(1,975)	166	(23)	9,676	7,844
As at 31 December, 2001	233,871	74,252	92,521	65,246	465,890
Accumulated Depreciation and Impairment Losses					
As at 1 January, 2001	88,819	60,728	56,401	29,173	235,121
Deconsolidation of subsidiaries	(307)	(1,986)	(169)	(401)	(2,863)
Charge for the year	2,682	5,132	10,112	5,430	23,356
Impairment adjustments	(402)	-	-	3,536	3,134
Disposals	(395)	(1,869)	(1,119)	(3,048)	(6,431)
Written off	(1,067)	(594)	(378)	(532)	(2,571)
Translation differences	(1,954)	(4,523)	(1,606)	(1,763)	(9,846)
Transfer / reclassification	(738)	36	308	(395)	(789)
As at 31 December, 2001	86,638	56,924	63,549	32,000	239,111
Net Book Value					
As at 31 December, 2001	147,233	17,328	28,972	33,246	226,779
As at 31 December, 2000	156,419	31,518	29,295	29,833	247,065
Depreciation charge for 2000	5,797	6,597	10,302	5,028	27,724

* LAND AND BUILDINGS

Group	Freehold land RM'000	Long term leasehold land RM'000	Short term leasehold land RM'000	Buildings RM'000	Buildings under construction RM'000	Total RM'000
Cost						
As at 1 January, 2001	12,036	22,706	5,541	203,794	1,161	245,238
Deconsolidation of subsidiaries	–	–	(2,977)	(90)	–	(3,067)
Additions	564	–	–	317	5,915	6,796
Disposals	–	(54)	(148)	(2,275)	–	(2,477)
Written off	–	–	–	(1,067)	–	(1,067)
Translation differences	(863)	(1,277)	(185)	(6,708)	(544)	(9,577)
Transfer/reclassification	4,148	(3,549)	–	3,953	(6,527)	(1,975)
As at 31 December, 2001	15,885	17,826	2,231	197,924	5	233,871
Accumulated Depreciation and Impairment Losses						
As at 1 January, 2001	(651)	1,157	739	87,574	–	88,819
Deconsolidation of subsidiaries	–	–	(307)	–	–	(307)
Charge for the year	–	208	56	2,418	–	2,682
Impairment adjustments	549	–	–	(951)	–	(402)
Disposals	–	(2)	(26)	(367)	–	(395)
Written off	–	–	–	(1,067)	–	(1,067)
Translation differences	–	(73)	(30)	(1,851)	–	(1,954)
Transfer/reclassification	650	–	–	(1,388)	–	(738)
As at 31 December, 2001	548	1,290	432	84,368	–	86,638
Net Book Value						
As at 31 December, 2001	15,337	16,536	1,799	113,556	5	147,233
As at 31 December, 2000	12,687	21,549	4,802	116,220	1,161	156,419
Depreciation charge for 2000	–	423	136	5,238	–	5,797

** Other assets consist of motor vehicles, agricultural development, renovation and improvements.

Company	Motor vehicles RM'000	Office equipment RM'000	Total RM'000
Cost			
As at 1 January, 2001	195	159	354
Transfer #	(195)	(2)	(197)
As at 31 December, 2001	–	157	157
Accumulated Depreciation and Impairment Losses			
As at 1 January, 2001	120	139	259
Charge for the year	–	6	6
Transfer #	(120)	–	(120)
As at 31 December, 2001	–	145	145
Net Book Value			
As at 31 December, 2001	–	12	12
As at 31 December, 2000	75	20	95
Depreciation charge for 2000	39	7	46

\# Transferred to a former director, Y.A.M. Tunku Abdullah Ibni Almarhum Tuanku Abdul Rahman, as gratuity in kind for his previous years of service as Chairman of the Company (Note 37).

(a) Included in buildings of the Group is interest capitalised during the year of RMNil (2000: RM849,000).

(b) Net book value of property, plant and equipment held under hire purchase and lease financing arrangements are as follows:

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
HIRE PURCHASE:				
Motor vehicles	1,409	2,164	–	75
Plant, machinery and electrical fittings	115	185	–	–
FINANCE LEASE:				
Office equipment	–	734	–	–
Computer equipment	2,623	4,290	–	–

(c) Property, plant and equipment with net book value amounting to RM144,896,000 (2000: RM133,686,000) have been pledged for various banking facilities granted to the Group as referred to in Notes 27, 28 and 30.

(d) Included in property, plant and equipment of the Group are fully depreciated assets which are still in use costing RM78,550,000 (2000: RM65,229,000) respectively.

(e) During the year, the Group acquired property, plant and equipment with an aggregate cost of RM27,127,000 (2000: RM30,631,000) of which RM25,789,000 (2000: RM24,992,000) was paid by cash, whilst the remaining RM1,339,000 (2000: RM5,639,000) was acquired by means of finance through leasing and hire purchase arrangements.

(f) In the previous year, property, plant and equipment of certain subsidiaries of net book value amounting to RM2,255,000 were stated on a break-up basis, and had accordingly been reclassified to current assets.

6. LAND HELD FOR DEVELOPMENT

	2001 RM'000	2000 RM'000
Group		
Freehold land, at cost	71,756	51,998
Development expenditure	94,175	53,256
	165,931	105,254

The land held for development is charged to a licensed finance company as security for credit facilities granted to the Group as referred to in Note 27.

7. SUBSIDIARIES

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Unquoted shares, at cost				
– consolidated subsidiaries	–	–	63,746	63,746
– non-consolidated subsidiaries	–	–	–	–
	–	–	63,746	63,746
Less: Provision for diminution in value	–	–	(55,952)	(55,046)
	–	–	7,794	8,700

(a) The Group's equity interest in the subsidiaries, their respective principal activities and countries of incorporation are shown in Note 45.

(b) Deconsolidation of subsidiaries

As disclosed in Note 45, the non-consolidated subsidiaries are Hangzhou Xinma Elevator Co. Ltd, MBf Commercial Vehicles Sdn. Bhd. (in liquidation) and its subsidiaries.

The effects of the deconsolidation on the financial results of the Group for the current period to the date of deconsolidation are as follows:

	Financial period up to date of deconsolidation RM'000	Financial year ended 31.12.2000 RM'000
Loss before taxation	(4,951)	(19,315)
Taxation	–	–
Loss after taxation and attributable to shareholders	(4,951)	(19,315)

The summary of effects of the deconsolidation of subsidiaries on the financial statement of the Group is as follows:

	At deconsolidation dates RM'000	At 31.12.2000 RM'000
Property, plant and equipment	9,506	9,562
Receivables	115,665	13,301
Inventories	30,631	32,010
Cash and bank balances	4,507	3,727
Short term borrowings	(27,789)	(26,319)
Payables	(233,214)	(234,894)
Provision for liabilities (Note 23)	65,850	–
Taxation	(125)	(125)
Minority interest	(4,847)	(4,847)
	(39,816)	(207,585)
Less: Transfer to other investments	(1,709)	
Net liabilities	(41,525)	
Effects arising from deconsolidation	41,525	
Less: Cash and cash equivalents of subsidiaries deconsolidated	(4,507)	
Net cash outflow arising from deconsolidation of subsidiaries	(4,507)	

(c) Disposal and deregistration of subsidiaries

During the financial year, the Group completed the deregistration and the disposal of certain subsidiaries (as disclosed in Note 45) for a total cash consideration of RM2.

The effects of the disposal and deregistration of subsidiaries on the results of the Group for the current period to the date of disposal and deregistration are as follows:

	Financial period up to date of disposal/ deregistration RM'000	Financial year ended 31.12.2000 RM'000
Profit before taxation	2,427	104
Taxation	(2)	(30)
Profit after taxation and attributable to shareholders	2,425	74

The summary of effects of the disposal and deregistration of subsidiaries on the financial position of the Group is as follows:

	At disposal/ deregistration dates RM'000	At 31.12.2000 RM'000
Receivables	17	33
Cash and bank balances	11	13
Payables	(432)	(9,486)
Net liabilities	(404)	(9,440)
Gains arising from the disposal and deregistration	404	
Total consideration received from disposal and deregistration	*	
Less: Cash and cash equivalents of subsidiaries disposed and deregistered	(11)	
Net cash used in disposal and deregistration of interest in subsidiaries	(11)	

* Represented by RM2.00.

8. ASSOCIATED COMPANIES

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Unquoted shares, at cost	17,637	17,967	50	150
Share of post acquisition losses	(3,039)	(3,473)	-	-
	14,598	14,494	50	150
Provision for diminution in value	-	-	-	(14)
	14,598	14,494	50	136
Represented by:				
Share of net tangible assets	14,598	14,494		

The Group's equity interest in the associated companies, their respective principal activities, financial year ends and countries of incorporation are shown in Note 46.

The Group has not accounted for its share of losses after taxation of associated companies amounting to RM1,340,000 (2000: RM366,000) from the financial statements following the discontinuation of the equity accounting for the results of the associated companies as the carrying amount of these investments have reached nil.

9. LONG TERM RECEIVABLES

	Group	
	2001	2000
	RM'000	RM'000
Hire purchase and lease receivables	11,693	8,644
Less: Unearned interest and interest in suspense	(767)	(221)
Provision for doubtful debts	(984)	(1,043)
Hire purchase and lease receivables due after one year (Note 17)	9,942	7,380
Trade receivables	42,257	16,229
Less: Interest in suspense	(332)	-
Provision for doubtful debts	(4,529)	-
	37,396	16,229
	47,338	23,609

Trade receivables in the current year are in respect of amount due from two foreign debtors. The said debtors have undergone an approved restructuring exercise and the restructured receivables, which are interest free (except for an amount of RM2,296,000 (2000: RM Nil) which bears interest of 7.3% per annum), will be repaid over a period of 9 years commencing from year 2003.

10. OTHER INVESTMENTS

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Long term investments:				
Unquoted shares, at cost				
– in Malaysia	1,759	259	1,500	–
– outside Malaysia	22,989	24,946	–	–
	24,748	25,205	1,500	–
Provision for diminution in value	(259)	(25,182)	–	–
	24,489	23	1,500	–
Quoted shares, at cost				
– in Malaysia	90,712	101,498	59,864	64,066
– outside Malaysia	8	8	–	–
	90,720	101,506	59,864	64,066
Provision for diminution in value	(86,669)	(95,428)	(56,565)	(59,159)
	4,051	6,078	3,299	4,907
	28,540	6,101	4,799	4,907
Market value of long term investments:				
Quoted shares in Malaysia*	19,538	21,566	15,512	15,620
Quoted shares outside Malaysia	14	22	–	–

* The market value of certain quoted shares (which have been suspended from trading) is computed based on the market price immediately prior to suspension. The carrying value of these quoted shares have been written down to its estimated net realisable value which is lower than the market value computed based on the last traded price prior to its suspension.

Quoted shares of the Group and the Company costing RM80,657,000 (2000: RM91,316,000) and RM49,995,000 (2000: RM55,234,000) respectively have been pledged for various banking facilities granted to the Group as disclosed in Note 27.

11. DUE FROM SUBSIDIARIES

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Due from				
– consolidated subsidiaries	–	–	876,889	950,814
– non-consolidated subsidiaries	110,634	–	93,429	–
	110,634	–	970,318	950,814
Interest in suspense	(27,911)	–	(144,295)	(111,575)
	82,723	–	826,023	839,239
Provision for doubtful debts	(79,824)	–	(738,100)	(734,126)
	2,899	–	87,923	105,113

Included in due from consolidated subsidiaries are RM408,504,000 (2000: RM518,379,000) which bear interest at rates ranging from 0.1% to 10.0% (2000: 0.1% to 10.0%) per annum.

The amounts due from non-consolidated subsidiaries bear interest at 10.0% (2000: 10%) per annum.

All amounts due are unsecured and have no fixed terms of repayment.

12. DUE FROM ASSOCIATED COMPANIES

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Due from associated companies	17,909	19,788	2	–
Provision for doubtful debts	(3,739)	(3,560)	–	–
	14,170	16,228	2	–

13. DEVELOPMENT PROPERTIES

Group	2001	2000
	RM'000	RM'000
At cost:		
Freehold land	95,629	96,721
Development expenditure	209,361	192,834
	304,990	289,555
Less: Non-current portion, classified as land held for development (Note 6)	(165,931)	(105,254)
	139,059	184,301
Less: Foreseeable losses	(3,249)	(2,803)
	135,810	181,498
Less: Progress billings	(88,007)	(80,351)
Current portion classified as development properties	47,803	101,147

Included in development expenditure is interest capitalised during the year amounting to RM3,860,000 (2000: RM4,338,000).

The development properties are charged to a licensed bank and a licensed finance company as security for credit facilities granted to the Group as referred to in Note 27.

14. PROPERTIES HELD FOR RESALE

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
At cost:				
Freehold land	2,452	21,376	-	-
Long term leasehold land	1,341	1,041	-	-
Buildings on freehold land	11,072	10,980	10,382	10,382
Buildings on leasehold land	109,870	111,241	7,527	7,527
	124,735	144,638	17,909	17,909
Provision for diminution in value	(18,911)	(22,954)	(7,421)	(6,904)
	105,824	121,684	10,488	11,005

Properties held for resale of the Group with carrying values amounting to RM1,945,000 (2000: RM2,869,000) have been pledged to various financial institutions for banking facilities granted to the Group as referred to in Notes 27 and 30.

Included in cost of the properties held for resale of the Group is interest capitalised during the year amounting to RM141,000 (2000: RM564,000).

15. INVENTORIES

	2001	2000
	RM'000	RM'000
Group		
At cost:		
Raw materials	930	10,325
Work-in-progress	393	5,635
Finished goods	60,151	95,665
Food, beverage and consumables	685	1,468
	62,159	113,093
At net realisable value:		
Raw materials	6,393	10,120
Work-in-progress	214	663
Finished goods	41,346	40,149
Food, beverage and consumables	4,155	4,345
Completed properties	19,953	34,794
	72,061	90,071
Total	134,220	203,164

Finished goods comprise passenger vehicles and spare parts, agricultural products, consumer products and heavy machinery.

Inventories of the Group with carrying values amounting to RM94,273,000 (2000: RM101,008,000) have been pledged for various banking facilities granted to the Group as referred to in Notes 28 and 30.

16. OTHER RECEIVABLES

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Prepayments	4,133	6,892	-	–
Rental deposits	640	693	-	–
Sundry deposits	15,884	14,956	55	36
Tax recoverable	3,072	3,078	-	–
Due from third parties upon disposal of investments	10,987	32,115	-	–
Due from affiliated companies	1,969	26,808	14	9,381
Warranty and insurance claims	2,193	3,662	-	–
Due from Sri Hartamas Berhad and its subsidiaries	173,297	173,561	155,983	145,846
Sundry receivables	143,542	176,484	11,629	11,766
	355,717	438,249	167,681	167,029
Interest in suspense	(37,266)	(32,755)	(32,487)	(25,229)
Provision for doubtful debts	(224,294)	(239,393)	(117,724)	(109,100)
	94,157	166,101	17,470	32,700

The amounts due from Sri Hartamas Berhad and its subsidiaries, in which the Group has a 4.9% (2000: 4.9%) equity interest, are unsecured and have no fixed terms of repayment. Of the amounts due, RM101,370,000 (2000: RM101,370,000) bears interest at 10% (2000: 10%) per annum.

The amounts due from affiliated companies are unsecured, interest free (2000: 10% to 11% per annum) and have no fixed terms of repayment.

17. FINANCING RECEIVABLES

	2001	2000
	RM'000	RM'000
Group		
Credit card receivables	78,489	51,216
Factored receivables	22,664	25,859
Lease receivables	29	480
Hire purchase receivables	33,073	28,027
	134,255	105,582
Less: Unearned interest and interest in suspense	(7,404)	(5,093)
Provision for doubtful debts	(33,667)	(29,604)
	93,184	70,885

	2001 RM'000	2000 RM'000
Representing hire purchase and lease receivables:		
Due within 12 months	83,242	63,505
Due after 12 months (Note 9)	9,942	7,380
	93,184	70,885

Factored receivables of the Group have been pledged to various banking facilities granted to the Group as referred to in Notes 27 and 28.

18. TRADE RECEIVABLES

	2001 RM'000	2000 RM'000
Group		
Trade receivables	175,118	294,589
Provision for doubtful debts	(124,731)	(166,564)
	50,387	128,025

Included in the above are:

(a) gross trade debts factored to an affiliated company for factoring facility amounting to RM14,530,000 (2000: RM14,530,000); and

(b) gross trade receivables of RM7,750,000 (2000: RM7,750,000) are pledged to MasterCard International Incorporated as security for a subsidiary's obligation as a member.

19. DEPOSITS

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Deposits with:				
– licensed banks	84,488	66,418	7,250	800
– licensed finance companies	26,141	24,455	–	5,846
Investment funds	2,158	759	–	–
Statutory deposit	1,943	3,136	–	–
	114,730	94,768	7,250	6,646

Deposits with licensed banks and licensed finance companies of the Group amounting to RM48,581,000 (2000: RM48,265,000) have been pledged as security to various financial institutions for guarantees and other credit facilities granted to the Group, as referred to in Note 28.

The investment funds which represent funds which are invested and managed by a foreign financial institution are pledged as security for travellers cheque facilities.

Statutory deposit is maintained with the National Reserve Bank of Tonga pursuant to Section 39 of the Reserve Bank Act of Tonga.

20. CASH AND BANK BALANCES

Included in the Group cash and bank balances is RM7,000 (2000: RM7,000) maintained pursuant to Section 7A of the Housing Developers (Housing Development Account) Regulations 1991.

21. DUE TO SUBSIDIARIES

Included in due to subsidiaries is an amount of RM19,546,000 (2000: RM21,337,000) which bears interest ranging from 2.4% to 6.7% (2000: 10.0%) per annum. All amounts due to subsidiaries are unsecured and have no fixed terms of repayment.

22. DUE TO ASSOCIATED COMPANIES

The amounts due to associated companies are unsecured, interest free and have no fixed terms of repayment.

23. PROVISIONS FOR LIABILITIES

Group	Provision for commitment arising from deconsolidated subsidiaries ∝ RM'000	Employees benefits* RM'000	Liquidated ascertained damages** RM'000	Others# RM'000	Total RM'000
At 1 January, 2000	–	6,331	2,152	1,288	9,771
Charged to income statement	–	3,470	6,030	2,124	11,624
Utilised during the year	–	(4,043)	–	(1,716)	(5,759)
Reversed during the year	–	–	–	(124)	(124)
At 31 December, 2000	–	5,758	8,182	1,572	15,512
At 1 January, 2001	–	5,758	8,182	1,572	15,512
Effects on deconsolidation of subsidiaries (Note 7)	65,850	–	–	–	65,850
Charged to income statement	–	2,976	8,525	1,459	12,960
Utilised during the year	–	(3,384)	–	(1,122)	(4,506)
Reversed during the year	–	(11)	–	(366)	(377)
At 31 December, 2001	65,850	5,339	16,707	1,543	89,439

Group	Provision for commitment arising from deconsolidated subsidiaries ∝ RM'000	Employees benefits* RM'000	Liquidated ascertained damages** RM'000	Others# RM'000	Total RM'000
At 31 December, 2000:					
Current	–	4,796	8,182	1,572	14,550
Non-current:					
More than one year and less than five years	–	962	–	–	962
	–	5,758	8,182	1,572	15,512
At 31 December, 2001:					
Current	65,850	4,545	16,707	1,543	88,645
Non-current:					
More than one year and less than five years	–	794	–	–	794
	65,850	5,339	16,707	1,543	89,439

Company	<— Provision for commitment arising from	—>	
	consolidated subsidiaries ∝ RM'000	deconsolidated subsidiaries ∝ RM'000	Total RM'000
At 1 January, 2000	140,000	–	140,000
Charge to income statement	605,613	63,581	669,194
At 31 December, 2000	745,613	63,581	809,194
At 1 January, 2001	745,613	63,581	809,194
Charge to income statement	67,828	2,269	70,097
At 31 December, 2001	813,441	65,850	879,291
At 31 December, 2000:			
Current	745,613	63,581	809,194
At 31 December, 2001:			
Current	813,441	65,850	879,291

* Subsidiaries operating in Papua New Guinea and Fiji make provision for the estimated liability on employee long service leave, severance payments, labour repatriation payments and annual leave.

** Provision for liquidated ascertained damages is in respect of projects undertaken by certain subsidiaries. The provision is recognised for expected liquidated ascertained damages claims based on the sale and purchase agreements.

Included in others are provision for warranties, levies, insurance and branch closure.

∝ This is in respect of losses anticipated arising from guarantees given to certain subsidiaries undergoing restructuring exercise as disclosed in Note 50 ("Scheme Subsidiaries") and two other subsidiaries ("Non-scheme Subsidiaries") of which their loans are guaranteed by the Company. The provision made in the previous year was pursuant to:

(a) the relevant approvals from the creditors, shareholders of the Company and the High Court of Malaya at Kuala Lumpur in respect of Scheme Subsidiaries; and

(b) the action taken by certain lenders of the said Non-scheme Subsidiaries to recover the loans guaranteed by the Company in respect of Non-scheme Subsidiaries.

Further provision has been made in the current financial year primarily due to accrual of interest.

24. DUE TO CUSTOMERS FOR CONSTRUCTION CONTRACTS

	2001 RM'000	2000 RM'000
Group		
Aggregate cost incurred to date	65,557	64,267
Attributable profits	14,565	13,630
Less: Progress billings	(81,974)	(79,952)
Amount due to customers	(1,852)	(2,055)
Construction costs recognised as an expense	1,098	1,923

25. OTHER PAYABLES

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Sundry payables	164,925	232,479	16,011	15,606
Accruals	77,635	86,630	–	–
Interest payable	223,773	176,599	13,852	12,045
Loans payable	602,953	559,589	–	–
	1,069,286	1,055,297	29,863	27,651

The above loans are unsecured, bear interest ranging from 3.5% to 8.0% (2000: 7.1% to 8.1%) per annum. Included in RM602,953,000 is a loan with a principal amount of US$113,952,000 ("the said loan"), i.e. equivalent to RM432,448,000 obtained by an affiliated company which were subsequently on-lent to a subsidiary of the Company. The affiliated company and the said subsidiary have defaulted on these loans and the outstanding interest and principal amounts are now payable on demand. The said loan has been included as part of the Offshore Debts Restructuring Schemes as disclosed in Note 50.

26. TRADE PAYABLES

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Trade payables	159,982	196,888	28	28
Retention sums	657	3,583	-	–
	160,639	200,471	28	28

27. SHORT TERM BORROWINGS

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Secured:				
Hire purchase and lease payable due within one year (Note 32)	1,693	2,653	-	27
Short term loans	176,621	131,795	-	10,800
Portion of term loans payable within one year (Note 30)	16,471	70,651	-	–
Trust receipts and bankers' acceptances	31,526	28,883	-	–
Revolving loans	54,520	50,192	39,335	39,107
Margin accounts	30,993	26,516	29,924	24,534
Unsecured:				
Short term loans	3,430	42	1,786	–
Portion of term loans payable within one year (Note 30)	350,092	379,456	-	–
Trust receipts and bankers' acceptances	1,583	31,149	-	–
Revolving loans	18,902	18,618	18,393	18,618
	685,831	739,955	89,438	93,086

(a) The short term loans are principally secured by way of fixed and floating charges over certain assets of the Group, a fixed charge over freehold and leasehold properties of the respective subsidiaries, pledge of the Group's investment in quoted shares and factored receivables of the respective subsidiaries as disclosed in Notes 5, 6, 10, 13 and 17.

(b) The trust receipts and bankers' acceptances are pledged by way of the Group's investment in quoted shares referred to in Note 10.

(c) The revolving loans are secured by way of fixed and floating charges over certain assets of the Group, pledge of the Group's investment in quoted shares and a fixed charge over the freehold and leasehold properties of the respective subsidiaries as referred to in Notes 5, 10 and 14.

(d) Included in the above unsecured loans is a US$72,251,000 (2000: US$80,002,000), equivalent to approximately RM274,191,000 (2000: RM303,608,000), syndicated term loan granted to a subsidiary in 1996 which is guaranteed by an affiliated company. The loan was due and repayable on 8 May, 1999 and has been included as part of the Offshore Debts Restructuring Schemes as disclosed in Note 50.

(e) Margin accounts which bear interest at rates of 9.0 % to 22.0% (2000: 9.5% to 22.0%) per annum are secured by way of pledge of certain quoted shares of the Group and a fixed charge over freehold and leasehold properties of the respective subsidiaries as disclosed in Notes 10 and 14.

Interest on short term borrowings (excluding margin accounts) are charged at varying rates:

(i) local borrowings: 7.9% to 12.0% (2000: 7.5% to 15.0%) per annum; and
(ii) overseas borrowings: 6.6% to 17.5% (2000: 6.0% to 17.5%) per annum.

28. BANK OVERDRAFTS

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Secured	47,973	45,428	-	-
Unsecured	1,113	6,302	-	-
	49,086	51,730	-	-

The secured bank overdrafts are principally secured by way of various pledge on the Group's deposits, fixed and floating charges over certain assets of the Group, assignment of factored receivables of certain subsidiaries, inventories and fixed charge over freehold and leasehold properties of the respective subsidiaries as disclosed in Notes 5, 15, 17 and 19. Interest on bank overdrafts are charged at varying rates:

(i) local borrowings: 8.7% to 10.2% (2000: 7.8% to 11.3%) per annum; and
(ii) overseas borrowings: 6.0% to 15.3% (2000: 6.0% to 17.3%) per annum.

29. SHARE CAPITAL

	Number of Ordinary Shares of RM0.50 each		Amount	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Authorised:				
As at 1 January/31 December	3,000,000	3,000,000	1,500,000	1,500,000
Issued and fully paid:				
As at 1 January/31 December	1,150,910	1,150,910	575,455	575,455

30. LONG TERM BORROWINGS

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Long term loans				
– Secured	124,658	186,896	–	–
– Unsecured	350,092	379,456	–	–
	474,750	566,352	–	–
Portion payable within one year (Note 27)				
– Secured	(16,471)	(70,651)	–	–
– Unsecured	(350,092)	(379,456)	–	–
	108,187	116,245	–	–
Hire purchase and lease payable due after one year (Note 32)	1,320	2,703	–	30
	109,507	118,948	–	30

The secured term loans are secured by pledge of fixed and floating charges over all certain assets of the Group, a fixed charge on the Group's freehold and leasehold properties and plant and machinery as referred to in Notes 5, 14 and 15.

Interest on these loans are charged at varying rates:

(i) local borrowings: 8.0% to 10.5 % (2000: 9.3% to 12.9%) per annum; and
(ii) overseas borrowings: 6.6 % to 15.3% (2000: 6.9% to 17.3%) per annum.

All term loans are principally repayable over a period varying from 2 to 14 years.

31. LONG TERM PAYABLE

Long term payable represents the balance of consideration payable of USD23,900,000 (2000: USD23,900,000) for the purchase of properties by an overseas subsidiary and is due in the year 2003.

32. HIRE PURCHASE AND LEASE PAYABLES

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Future minimum payments are as follows:				
Payable within one year	1,858	2,870	–	38
Payable between one to five years	1,653	3,327	–	40
	3,511	6,197	–	78
Less: Finance charges	(498)	(841)	–	(21)
	3,013	5,356	–	57

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Representing hire purchase and lease liabilities:				
Due within one year (Note 27)	1,693	2,653	–	27
Due after one year (Note 30)	1,320	2,703	–	30
	3,013	5,356	–	57

33. DEFERRED TAXATION

	Group	
	2001	2000
	RM'000	RM'000
At 1 January	622	1,812
Transfer from/(to) income statement (Note 39)	1,890	(1,100)
Translation differences	(252)	(90)
At 31 December	2,260	622

34. REVENUE

Revenue of the Group and the Company consist of the following:

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Sales of goods and related services	428,788	513,652	–	–
Revenue from sale of agricultural products	71,657	114,141	–	–
Sales of properties and development land	17,706	27,634	–	–
Revenue from hotel, club and resort operations	21,932	25,235	–	–
Income from provision of management services	1,290	1,242	–	–
Rental income				
– Subsidiaries	–	–	68	98
– Others	39	169	39	169
Revenue from financial services	120,642	96,260	–	–
Leasing and hire purchase income	3,655	3,959	–	–
Others	17,630	22,044	–	–
	683,339	804,336	107	267

35. OTHER OPERATING INCOME

Included in other operating income are:

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Dividend income	–	56	–	–
Rental income	3,280	4,170	–	–
Management Fees	–	–	419	–

36. STAFF COSTS

(a) Included in staff costs are:

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Directors' salaries, fees and other emoluments				
Directors of the Company	1,101	723	1,070	723
Directors of the subsidiaries	5,067	4,937	–	–
	6,168	5,660	1,070	723

(b) Directors' Remuneration

Directors of the Company

	Group 2001 RM'000	Group 2000 RM'000	Company 2001 RM'000	Company 2000 RM'000
Executive:				
Salaries and other emoluments	948	653	941	653
Bonus	129	70	129	70
Fees	24	–	–	–
Benefits-in-kind	198	189	–	–
	1,299	912	1,070	723
Non-Executive:				
Fees	174	249	174	211
Other emoluments	23	32	23	32
Benefits-in-kind	5	13	–	–
	202	294	197	243

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Other Directors				
Executive:				
Salaries and other emoluments	4,663	4,661	–	–
Bonus	404	262	–	–
Fees	–	14	–	–
Benefits-in-kind	492	289	–	–
	5,559	5,226	–	–
Non-Executive:				
Fees	111	72	–	–
Other emoluments	18	6	–	–
	129	78	–	–
Total	7,189	6,510	1,267	966
Total excluding benefits-in-kind and non-executive directors' remuneration	6,168	5,660	1,070	723

The number of directors of the Company whose total remuneration during the year fall within the following bands is as follows:

	Number of Directors	
	2001	2000
Executive directors:		
RM100,001 – RM150,000	–	2
RM300,001 – RM350,000	2	–
RM600,001 – RM650,000	–	1
RM650,001 – RM700,000	1	–
Non-Executive directors:		
Below RM50,000	3	5
RM50,000 – RM100,000	1	2

37. OTHER OPERATING EXPENSES

Other operating expenses are stated after charging/(crediting):

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Amortisation and write off of intangible assets	–	2,183	–	–
Auditors' remuneration				
– current year	1,371	1,584	65	65
– under/(over) provision in prior years	95	(64)	–	–
– other services	1,240	1,362	–	–
Bad debts recovered	(507)	(949)	–	–
Bad debts written off	16,229	775	36	348
Effects on deconsolidation of subsidiaries	(41,525)	–	–	–
Gain on disposal of				
– properties held for resale	(7,277)	–	–	(362)
– investments in quoted shares in Malaysia	–	(12,654)	–	(15,736)
– investments in associated companies	(82)	–	–	–
– property, plant and equipment	–	(835)	–	–
Gain on foreign exchange				
– realised	–	(4,041)	–	–
– unrealised	(6,402)	–	–	–
Gain on disposal and deregistration of subsidiaries	(404)	(3,543)	–	–
Gratuity in kind to a former director (Note 5)	77	–	77	–
Goodwill on consolidation written off	–	1,453	–	–
Lease rental	145	133	–	–
Loss on disposal and deregistration of subsidiaries	–	6,885	–	–
Loss on foreign exchange				
– realised	5,707	–	–	–
– unrealised	5,206	4,584	–	–
Loss on disposal of				
– property, plant and equipment	223	–	–	–
– investments in associated companies	–	6,335	–	–
– investments in quoted shares in Malaysia	272	–	186	–
– investments in unquoted shares outside Malaysia	–	2,234	–	–
– properties held for resale	–	2,904	–	–
Impairment of property, plant and equipment	8,305	–	–	–
Property, plant and equipment written off	2,784	860	–	–
Provision for doubtful debts				
– subsidiaries	–	–	38,758	–
– associated companies	355	800	–	–
– other receivables	30,136	5,866	13,471	7

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Provision for diminution in value for				
– investments in subsidiaries	–	–	906	–
– investments in quoted shares in Malaysia	717	28,271	678	21,335
– properties held for resale	6,570	–	517	–
Provision for liabilities	12,583	11,500	70,097	669,194
Rental of equipment	459	969	–	–
Rental of office premises				
– associated companies	4,324	4,051	–	–
– others	12,536	13,423	–	–
Rental of motor vehicles				
– subsidiaries	–	–	213	–
Reversal of provision for loss on disposal of a former subsidiary	–	(4,997)	–	(4,997)
Reversal of impairment of property, plant and equipment	(5,171)	(651)	–	–
Waiver of amount due to				
– subsidiaries	–	–	(3,328)	–
– others	–	–	(43)	–
Write off of investments in				
– associated companies	100	–	86	–
– quoted shares in Malaysia	11	–	–	–
Write back of provision for				
– amount due from subsidiaries	–	–	(34,006)	(3,604)
– diminution in value of investments in unquoted shares outside Malaysia	(21,259)	–	–	–

38. FINANCE COSTS, net

Included in finance costs, net are:

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Interest income				
– subsidiaries	–	–	(3,306)	(140)
– associated companies	(529)	(549)	–	–
– others	(6,693)	(6,004)	(90)	(127)
Interest expense				
– subsidiaries	–	–	880	2,102
– others	146,147	174,814	11,489	13,028

39. TAXATION

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Current year's provision:				
– Malaysian income tax	7,414	5,056	–	–
– Foreign tax	4,744	2,466	–	–
– Under/(over) provision in prior years	3,596	(481)	–	(1,543)
	15,754	7,041	–	(1,543)
Transfer to/(from) deferred taxation (Note 33)	1,890	(1,100)	–	–
	17,644	5,941	–	(1,543)

The disproportionate taxation charge for the Group is due principally to the absence of group relief. There is no tax charge for the year as the Company is in a tax loss position.

As at 31 December, 2001, the Company has tax losses of approximately RM5,968,000 (2000: RM4,400,000) and unutilised capital allowances amounting to approximately RM163,000 (2000: RM163,000), which can be used to offset future taxable profits subject to agreement with the Inland Revenue Board.

As at 31 December, 2001, the Company has a potential deferred tax benefit of approximately RM1,713,000 (2000: RM1,369,000), arising principally from tax losses carried forward and unutilised capital allowances, the effects of which are not included in the financial statements as there is no assurance beyond any reasonable doubt that future taxable income will be sufficient to allow the benefit to be realised.

40. LOSS PER SHARE

(a) Basic loss per share of the Group is calculated by dividing the net loss attributable to shareholders of RM178,891,000 (2000: RM167,843,000) by the weighted average number of ordinary shares in issue during the year of 1,150,911,000 (2000: 1,150,911,000).

(b) There is no diluted loss per share as the Company does not have any potential ordinary shares as at the year end.

41. COMMITMENTS

(a) Capital Commitments

Commitments not provided for in the financial statements are as follows:

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Authorised and contracted for				
– Property, plant and equipment	2,372	3,015	–	–
– Others	74,763	99,925	–	–
Authorised but not contracted for	–	163	–	–

(b) Non-cancellable Operating Lease and Marketing Commitments

	Group	
	2001	2000
	RM'000	RM'000
Not later than one year	14,117	14,643
Later than one year and not later than two years	19,083	13,749
Later than two years and not later than five years	40,189	26,122

42. CONTINGENT LIABILITIES

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Contingent liabilities are in respect of:				
Guarantees extended in support of banking and other credit facilities granted to:				
Subsidiaries				
– secured	–	–	232,176	245,264
– unsecured	–	–	160,676	142,663
Associated companies				
– unsecured	12,887	12,411	12,887	12,411
Others*				
– secured	18,745	18,826	18,745	18,826
– unsecured	155,689	152,266	155,689	152,266
Unsecured:				
Claim in respect of damages allegedly suffered relating to a property development project of a wholly-owned subsidiary in which no loss is expected	2,042	2,042	–	–
Civil claims for personal injuries instituted against a wholly-owned foreign subsidiary	388	4,196	–	–
Others	2,001	1,593	–	–
	191,752	191,334	580,173	571,430

* In early 1990s, the Company had given corporate guarantees and indemnities to two affiliated companies, MBf Factors Sdn. Bhd. ("MBf Factors") and MBf Leasing Sdn. Bhd. ("MBf Leasing") in return for the facilities granted by the same to certain former subsidiaries of the Company, Sri Hartamas Builders Sdn. Bhd. (formerly known as MBf Builders Sdn. Bhd.), Sistem Kejuruteraan Sri Hartamas Sdn. Bhd. (formerly known as Bina MBf Sdn. Bhd.), Sri Hartamas Construction Sdn. Bhd. (formerly known as MBf Construction Sdn. Bhd.) and Sri Hartamas Marketing Sdn. Bhd. (formerly known as MBf Marketing Sdn. Bhd.) (hereinafter referred to as the "former subsidiaries").

Subsequently, on 17 July, 1995, the Company entered into a Sale and Purchase Agreement to sell the former subsidiaries to Sri Hartamas Berhad ("Sri Hartamas"), a current corporate shareholder of the Company. Pursuant to the acquisition of the former subsidiaries, Sri Hartamas gave corporate guarantees to MBf Factors and MBf Leasing in relation to the facilities with intention of substituting the earlier corporate guarantees granted by the Company. However, the earlier guarantees and indemnities given by the Company have yet to be discharged by MBf Factors and MBf Leasing.

Pursuant to the above, there would be contingent liability on the Company arising from the subsisting guarantees and indemnities given earlier amounting to RM163.4 million (2000: RM158.6 million). Notwithstanding the above, the Company is currently in the midst of taking all steps to discharge the aforesaid guarantees. The Company would oppose these contingent liabilities if and when they crystallise.

The contingent liabilities of which the financial effects could not be practically determined are as follow:

(a) On 11 August, 2001, the High Court of Malaya at Kuala Lumpur ("High Court") found MBf Property Services Sdn. Bhd. ("MBfPS"), a wholly-owned subsidiary of the Company, together with Metrolux Sdn. Bhd. (the owner and developer of a piece of land at Bukit Antarabangsa where MBfPS acted as its project manager) to be jointly liable for 20% of the damages sustained by the residents of Blocks 2 and 3 of Highland Towers ("the Suit"). MBfPS being one of the ten defendants in the Suit, has appealed against the High Court's decision.

    The directors are of the opinion that there are strong grounds for the appeal and the maximum exposure, if any, arising from the Judgement amounts to RM10 million as advised by the Group's solicitors. However, the eventual quantum of the damages has not been assessed by the High Court as at the date of this report and therefore, there is an uncertainty as to the ultimate exposure to be sustained by MBfPS. Pending the outcome of its appeal, no provision for any liability that may result has been made in the financial statements of MBfPS or the Group for the financial year ended 31 December, 2001.

    In addition to the above, two separate suits have been filed with the High Court for loss of lives, property losses and compensation in relation to the collapse of Block 1 of Highland Towers.

    These suits have been put in abeyance pending the outcome of the Suit on Blocks 2 and 3. MBfPS is one of the nine defendants in the suits pertaining to Block 1. The directors are unable to ascertain the quantum of damages, if any, at this juncture.

(b) Various developers of which MBfPS is the project manager participated in a marketing scheme whereby purchasers are not required to service end financing loan interest until the issuance of Certificate of Fitness ("CF") for occupation. Certain projects were completed with only Temporary Certificate of Fitness ("TCF"). A number of purchasers have filed legal action against the Company citing that they do not have to service the interest until CF. The Court of Appeal on 24 January, 2000 decided that the purchasers need not service interest on their loans until the issuance of CF and MBfPS to keep the purchasers indemnified for interest paid. The directors, supported by legal advice are of the opinion that the developers are obliged to service the interest and not MBfPS. As such, no provision has been made in the financial statements in connection with the above claims.

43. SEGMENT INFORMATION

Analysis by activity:

	Revenue		(Loss)/ profit before taxation		Total assets employed	
	2001	2000	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Financial services	**124,297**	100,219	**(75,222)**	(58,213)	**413,749**	425,992
Trading and manufacturing	**193,500**	205,390	**(22,604)**	12,450	**97,367**	132,171
Property and hospitality	**39,638**	52,869	**(62,114)**	(112,079)	**390,639**	415,166
Education	**–**	46	**1,519**	(850)	**13,073**	23,358
Motor	**235,288**	308,262	**(2,120)**	(25,041)	**93,504**	154,260
Management services and others	**90,616**	137,550	**9,253**	27,180	**125,438**	162,985
	683,339	804,336	**(151,288)**	(156,553)	**1,133,770**	1,313,932
Group's share of profit/(loss) of associated companies						
Financial services	**–**	–	**1**	(3)	**–**	–
Trading and manufacturing	**–**	–	**96**	163	**14,468**	14,114
Property and hospitality, education and others	**–**	–	**723**	(881)	**130**	380
	–	–	**820**	(721)	**14,598**	14,494
	683,339	804,336	**(150,468)**	(157,274)	**1,148,368**	1,328,426

Analysis by geographical location:

	Revenue 2001 RM'000	Revenue 2000 RM'000	(Loss)/ profit before taxation 2001 RM'000	(Loss)/ profit before taxation 2000 RM'000	Total assets employed 2001 RM'000	Total assets employed 2000 RM'000
Malaysia	**203,623**	231,513	**(32,420)**	(25,451)	**610,493**	685,213
Other ASEAN countries	**1,709**	1,876	**(3,888)**	(9,229)	**9,800**	15,713
Hong Kong and China	**365**	11,470	**(125,312)**	(106,030)	**196,230**	262,810
South Pacific Islands and Australia	**477,642**	559,477	**(11,768)**	(15,692)	**295,918**	349,933
United States of America	**–**	–	**22,100**	(151)	**21,329**	263
	683,339	804,336	(151,288)	(156,553)	**1,133,770**	1,313,932
Group's share of profit/(loss) of associated companies						
Malaysia	**–**	–	**9**	47	**136**	390
Hong Kong and China	**–**	–	**(4)**	–	**–**	–
Other ASEAN countries	**–**	–	**–**	(1,400)	**5**	5
South Pacific Islands	**–**	–	**815**	632	**14,457**	14,099
	–	–	**820**	(721)	**14,598**	14,494
	683,339	804,336	**(150,468)**	(157,274)	**1,148,368**	1,328,426

The directors are of the opinion that all inter-segment transactions have been entered into in the normal course of business and have been established on terms and conditions that are not materially different from that obtainable in transactions with unrelated parties.

44. SIGNIFICANT RELATED PARTY TRANSACTIONS

	2001 RM'000	2000 RM'000
Company		
Income from subsidiaries		
– interest	**3,306**	140
– rental	**68**	98
– management fees	**419**	–
Waiver of		
– management fees charged by a subsidiary in the previous year	**–**	300
– amount due to subsidiaries	**3,328**	–
Expenses payable to subsidiaries		
– interest	**881**	2,102
– rental of motor vehicles	**213**	–
Group		
Associated companies		
Income:		
Interest received from Carpenters Properties Limited, an associated company	**520**	439
Expenses:		
Land and building rental payment to Carpenters Properties Limited, an associated company	**4,324**	4,051
Balances:		
Amount due from:		
BHP Steel Building Products South Pacific Ltd.	**–**	14
Carpenter Properties Ltd.	**5,727**	5,896
MBf Eastern Star International Ltd.	**6,954**	6,425
MBf Educare Child Development Centre (Thailand) Ltd.	**294**	295
MCI Carpenter Ltd.	**2,830**	3,001
National MBf Finance (Fiji) Ltd.	**327**	322
TC Equities (Thailand) Ltd.	**1,656**	1,656
	17,788	17,609
Amount due to		
Asian Trade Services Sdn. Bhd.	**–**	175
MBf-HTH Technology Sdn. Bhd.	**86**	42
NMBf Insurance (Fiji) Company Ltd.	**28**	28
	114	245

	2001 RM'000	2000 RM'000
Affiliated Companies		
Income:		
Administration and other income	**1,070**	1,180
Interest income	**–**	634
Management fee	**1,229**	1,853
Expenses:		
Interest expense	**2,870**	3,300
Gross premium	**1,397**	1,578
Balances:		
Amount due from		
– loans and advances	**–**	21,284
– others	**1,490**	6,896
Amount due to		
– loans and advances	**602,953**	559,589
– others	**63,979**	58,260

Companies in which a director, Dato' Loy Teik Ngan has interest:

	2001 RM'000	2000 RM'000
Income:		
Consultancy fees received from Regal Crest (M) Sdn. Bhd.	**6**	192
Professional fees received from Leisure Holidays Bhd. and its subsidiaries	**72**	154
Security fees received from Leisure Holidays Holdings Sdn. Bhd.	**52**	52
Expenses:		
Management fees payable to Leisure Holidays Sdn. Bhd. and its subsidiaries	**220**	–
Office rental payable to Leisure Holidays Sdn. Bhd.	**255**	–
Balances:		
Amount due from		
Trans Krian Estate Sdn. Bhd.	**–**	10
Holiday Tours and Travel Sdn. Bhd.	**500**	–
Leisure Commerce Square Sdn. Bhd.	**254**	84
Leisure Holidays Bhd.	**137**	318
Leisure Holidays Holdings Sdn. Bhd.	**9**	5
Leisure Holidays Resorts Management Sdn. Bhd.	**2**	–
Regal Crest (M) Sdn. Bhd.	**1,442**	586
Summerset Resort Sdn. Bhd.	**40**	39
Uni-Concrete Sdn Bhd.	**15**	–
Vesper Resources Sdn. Bhd.	**1**	–
	2,400	1,042

	2001 RM'000	2000 RM'000
Amount due to		
Holiday Tours and Travel Sdn. Bhd.	3	–
Leisure Holidays Bhd.	75	75
Leisure Holidays Holdings Sdn. Bhd.	27	–
Leisure Holidays Resorts Management Sdn. Bhd.	220	–
Leisure Holidays Travel Sdn. Bhd.	11	11
Interiors Plus Sdn. Bhd.	–	4
Summerset Resort Sdn. Bhd.	16	–
	352	90

Other related parties:

	2001 RM'000	2000 RM'000
Expenses:		
Management fees paid to Capping Corporation Sdn. Bhd., a company in which a former director, Phillip Mark Bell-Booth has interest, by a subsidiary (MBf Property Services Sdn. Bhd.)	–	833

Other significant arrangement with related parties

(a) In the previous years, the Group entered into arrangements with the late Tan Sri Dato' (Dr) Loy Hean Heong (former director of the Company and the father of Dato' Loy Teik Ngan, director of the Company; hereinafter referred to as "Tan Sri Loy") whereby at the request of the Group, certain quoted investments of Tan Sri Loy were used to secure against various banking facilities granted to the Group. To reciprocate the above arrangements, certain quoted investments in Malaysia of the Group were then pledged as securities for certain banking facilities granted to Tan Sri Loy. The lenders have forced sold the securities at unfavourable prices to both the Group and Tan Sri Loy resulting in a net loss of approximately RM7.80 million from the transactions. (The gain on disposal of quoted shares in Malaysia for the year ended 31 December, 2000 disclosed in Note 35 is arrived at after deducting this loss).

(b) A subsidiary, Melawati Management Sdn. Bhd., has on 18 October, 2001 entered into a Management Services Agreement with Leisure Holidays Resorts Management Sdn. Bhd. ("LHRM") as the Consultant to administer, conduct and manage the operations of Kelab Century Paradise for an initial period of three years and with an option to renew for further 3 years. LHRM is a company in which a director, Dato' Loy Teik Ngan has interest.

(c) A subsidiary, MBf Property Services Sdn. Bhd. has appointed LHRM as the management company of Paradise Malacca Village Resort ("the Resort"). LHRM will provide maintenance and management services to the building, facilities, infrastructure and common areas of the Resort for the unit-owners.

(d) A subsidiary, Alamanda Development Sdn. Bhd. has appointed Summerset Resort Sdn. Bhd. ("SRSB") as sales marketing consultant for Alamanda Homes Project for a period of 1 year and shall be reviewed at the end of the first year. Any extension or renewal of the appointment shall be on mutual agreement. SRSB is a company in which a director, Dato' Loy Teik Ngan has interest.

The directors are of the opinion that all the transactions and arrangements above have been entered into in the normal course of business and have been established on terms and conditions that are not materially different from that obtainable in transaction with unrelated parties.

45. SUBSIDIARIES

Incorporated in Malaysia:

Name	Principal Activities	Effective Interest 2001 %	Effective Interest 2000 %	Paid-up Capital (Nominal Value per Share of RM1)
ϕ Advacare Sdn. Bhd.	Dormant	**100**	100	2,100,000
ϕ BB Motors Sdn. Bhd.	Assembly of motor vehicles engine	**61.63**	61.63	184,749
⊗ Eastray Sdn. Bhd.	Dormant	**70**	70	2
ϕ Intanpura Sdn. Bhd.	Property development	**100**	100	250,000
Jastura Sdn. Bhd.	Dormant	**100**	100	2
~ MBf Asian Development (M) Sdn. Bhd.	Dormant	**-**	100	2
MBf Auto Accessories Sdn. Bhd.	Dormant	**100**	100	1,650,000
⊗ MBf Automobile Sdn. Bhd.	Sales and service of motor vehicles	**70**	70	15,300,000
ϕ MBf Building Services Sdn. Bhd.	Dormant	**100**	100	2
ϕ MBf Building Technology Sdn. Bhd.	Dormant	**100**	100	8,500,002
MBF Cards (M'sia) Sdn. Bhd.	Business of issuing credit and debit cards, acquiring merchants and other related services.	**51**	51	5,265,000
ϕ MBf Card & Travel Network Sdn. Bhd.	Card and travel related customer support management services	**51**	51	250,000
# MBf Commercial Vehicles Sdn. Bhd. (in liquidation)	Ceased operations	**70**	70	5,000,000
ϕ Alamanda Development Sdn. Bhd.	Property development	**100**	100	3,500,000

Name	Principal Activities	Effective Interest 2001 %	Effective Interest 2000 %	Paid-up Capital (Nominal Value per Share of RM1)
⊗ MBf Daewoo Sdn. Bhd.	Distribution and selling of Daewoo buses	70	70	300,000
ϕ MBf Discount Card Sdn. Bhd.	Discount cards and related services	53.45	53.45	1,000,000
MBf Education Group Sdn. Bhd.	Education and management services	100	100	500,000
ϕ MBf Equities Sdn. Bhd.	Investment holding	100	100	81,684,503
θ MBf Flexible Packaging Sdn. Bhd.	Dormant	100	100	2,000,000
γ MBf Hotels (M) Sdn. Bhd.	Management of hotels and holiday resorts	100	100	2
ϕ MBf Information Technology Sdn. Bhd.	Dormant	100	100	100,000
ϕ MBf Management Sdn. Bhd.	Management services	100	100	250,000
ϕ MBf Media Sdn. Bhd.	Media advertising	100	100	1,000,000
δ MBf Payment Services Sdn. Bhd.	Dormant	–	100	2,008,849
ϕ MBf Printing Industry Sdn. Bhd.	Printing and trading	100	100	1,000,000
ϕ MBf Project Management Sdn. Bhd.	Dormant	100	100	500,000
^ MBf Property Services Sdn. Bhd.	Property management, consultancy services and property investment	100	100	2,000,000
ϕ MBf Protection Services Sdn. Bhd.	Security services	100	100	250,000

Name	Principal Activities	Effective Interest 2001 %	Effective Interest 2000 %	Paid-up Capital (Nominal Value per Share of RM1)
~ MBf Resources Sdn. Bhd.	Dormant	–	100	420,824
~ MBf Restoran (Subang) Sdn. Bhd.	Dormant	–	100	554,176
ϕ MBf Trading Sdn. Bhd.	Dormant	**100**	100	5,000,000
~ MBf Real Growth Sdn. Bhd.	Dormant	–	100	250,000
MBf-Norinco Sdn. Bhd.	General trading of heavy equipment and spare parts	**51**	51	8,479,946
θ MBf-Peugeot Sdn. Bhd.	Distribution and selling of Peugeot cars	**61.63**	61.63	17,388,850
ϕ Melawati Management Sdn. Bhd.	Management of club facilities	**100**	100	2
ϕ Melawati Recreation Berhad	Development and sale of memberships of a recreation club	**100**	100	1,200,000
ϕ Pacific Centre Sdn. Bhd.	Property development	**100**	100	14,000,000
MBf Motors Sdn. Bhd. (formerly known as Pacific Rent A-Car Sdn. Bhd.)	Commenced operations as dealer for Hyundai cars	**100**	100	2
ϕ Permodalan MBf Sdn. Bhd.	Investment holding	**100**	100	25,500,000
ϕ Peugeot Assistance Sdn. Bhd.	Provision of insurance renewal services and leasing of cars	**61.63**	61.63	2
δ Planworth (M) Sdn. Bhd.	Dormant	–	100	1,100,000
γ Timeshare Resorts Sdn. Bhd.	Dormant	**100**	100	400,000
ϕ Wisma City Sdn. Bhd.	Dormant	**100**	100	21,000,000

	Principal Activities	Effective Interest 2001 %	Effective Interest 2000 %	Nominal Value per Share	Paid-up Capital
Incorporated outside Malaysia					
Country of incorporation: Australia					
♦ MBf Carpenters (Australia) Pty. Ltd.	Investment holding	**97.59**	97.59	A$1	A$1
♦ Carpenters Pacific Trading Co. Pty. Ltd.	Dormant	**97.59**	97.59	A$1	A$2
♦ + MBf Carpenters Ltd	Investment holding	**97.59**	97.59	–	A$101,506,135
ϕ γ ∝ MBfl Resorts Pty. Ltd.	Property investment and development	**100**	100	A$1	A$13,064,894
♦ MBfl Video Pty. Ltd.	Dormant	**97.59**	97.59	A$1	A$1,000,000
♦ MBflA Properties Ltd.	Dormant	**97.59**	97.59	A$1	A$5
~ Sunset Island Resort Management Pty. Ltd.	Dormant	**-**	97.59	A$1	A$10
ϕ ∝ Wirrina Resort Pty. Ltd.	Resort operations	**100**	100	A$1	A$1,002
Country of incorporation: British Virgin Islands					
∝ MBf Carpenters Vietnam Ltd.	Dormant	**100**	100	US$1	US$50,000
MBf Discount Card Ltd	Discount cards services	**53.45**	53.45	US$1	US$2
Country of incorporation: China					
β Hangzhou Xinma Elevator Co.Ltd.	Manufacturing, trading, installing and servicing of elevator and lifts	**26.01**	26.01	RMB1	RMB18,196,899

	Principal Activities	Effective Interest 2001 %	Effective Interest 2000 %	Nominal Value per Share	Paid-up Capital
Country of incorporation: Fiji					
◆ Carpenters Fiji Ltd	Merchandising, wholesaling and retailing, automotive and heavy equipment	97.59	97.59	F$2 F$2	F$24,850,000 F$40,000 (Preference shares)
◆ Carpenters Steel Company Ltd	Dormant	97.59	97.59	F$1	F$750,000
◆ Coral Island Motors Ltd	Dormant	97.59	97.59	F$1	F$1,000
◆ Hyundai Automotive (Fiji) Ltd.	Dormant	97.59	97.59	F$1	F$2
◆ Industrial and Marine Engineering Ltd	Ship repair and general engineering	97.59	97.59	F$1 F$1	F$2,450,000 F$1,200 (Preference shares)
◆ Properties Trust (Fiji) Ltd.	Property owners and administrators	97.59	97.59	F$1	F$2,000,000
◆ WR Carpenter (South Pacific) Limited	Investment holding	97.59	97.59	F$2	F$15,990,180
◆ Woolworths Ltd	Dormant	97.59	97.59	F$2	F$200
Country of incorporation: Guam					
◆ Carpenters Guam Ltd	Dormant	97.59	97.59	$1	$65,000
Country of incorporation: Hong Kong					
γ∝ MBf Asian Development Corporation Ltd.	Dormant	100	100	US$1	US$10
γ∝ Grogram Ltd	Investment holding	100	100	HK$1	HK$10,000

	Principal Activities	Effective Interest 2001 %	Effective Interest 2000 %	Nominal Value per Share	Paid-up Capital
^ ∝ MBf Asia Capital Corporation Ltd.	Investment holding	**100**	100	HK$10	HK$102,042,204
^ ∝ MBf Asia Capital Corporation Holdings Ltd.	Investment holding	**100**	100	HK$10	HK$50,473,450
∝ MBf Discount Card International Ltd	Discount card services	**53.45**	53.45	HK$10	HK$2,000,000
γ ∝ MBf Education Group (H.K.) Ltd	Investment holding and management services	**100**	100	HK$1 RM1	HK$2 RM300,000
^ ∝ MBf International Finance Ltd	Financing services	**100**	100	HK$1	HK$2
γ ∝ MBf International Ltd.	Investment holding	**100**	100	HK$10	HK$108,561,150
γ ∝ MBf Properties Holdings (HK) Ltd.	Investment properties	**100**	100	HK$1	HK$10,000
γ ∝ MBf Property Services (H.K.) Ltd.	Dormant	**100**	100	HK$10	HK$20
∝ MBf Unit Trust Managers Ltd	Dormant	**100**	100	HK$10	HK$12,156,000
γ ∝ Paradise Hotel & Resort International Ltd.	Dormant	**100**	100	HK$10	HK$20
∝ Vision Card International Ltd.	Debit card and other related services	**53.45**	53.45	HK$10	HK$1,000
Country of incorporation: *Papua New Guinea*					
∝ A.N.G. Development Ltd	Tea and coffee estates	**97.59**	97.59	K2	K121,174
∝ Arawa Motors Ltd	Dormant	**68.31**	68.31	K1	K50,000

	Principal Activities	Effective Interest 2001 %	Effective Interest 2000 %	Nominal Value per Share	Paid-up Capital
∝ Boroko Motors Ltd	Automotive dealer	**97.59**	97.59	K1	K1,500,000
∝ Higaturu Motors Ltd	Automotive dealer	**72.22**	72.22	K1	K200,000
∝ Island Estates Ltd	Plantation owner	**97.59**	97.59	K2	K574,556
∝ Manubada Apartments Ltd.	Dormant	**97.59**	97.59	K1	K250,000
∝ Merchants Ltd	Property owner	**97.59**	97.59	K2	K1,800,000
∝ Pacific Trading Company Ltd	Export company	**97.59**	97.59	K0.50	K3
∝ Pan Pacific Wholesalers Ltd	Hardware store operator	**97.59**	97.59	K1	K200,000
* ∝ Popondetta Plant Hire Ltd	Dormant	**–**	72.22	K2	K2,014
∝ Tovarur Plantations Ltd	Plantation owner	**97.59**	97.59	K2	K100,014
∝ W.R. Carpenter (PNG) Ltd	Investment holding	**97.59**	97.59	K1	K8,140,000
∝ W.R. Carpenter (PNG) Nominees Ltd	Nominee company	**97.59**	97.59	K0.50	K3
∝ W.R. Carpenter (Properties) Ltd	Property owner	**97.59**	97.59	K0.50	K600,000
∝ WRC Ltd	Oil mill operator plantation estate owner/ Operator	**97.59**	97.59	K2	K5,000,000
Coconut Products Ltd	Dormant	**97.59**	–	K1	K2
Country of incorporation: Philippines					
++ ♦ γ MBf, Inc.	Dormant	**93.55**	93.46	P1	P365,708,770

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER, 2001

	Principal Activities	Effective Interest 2001 %	Effective Interest 2000 %	Nominal Value per Share	Paid-up Capital
Country of incorporation: Singapore					
# Carpenters Shipping (S) Pte. Ltd.	Dormant	97.74	97.74	S$1	S$100,000
γ ∝ Ferrylink Shipping (S) Pte. Ltd.	Dormant	97.74	97.74	S$1	S$3,500,000
~ MBf American Foods (S) Pte. Ltd.	Dormant	-	100	S$1	S$80,002
∝ MBf Discount Card Pte. Ltd.	Discount cards and other related services	53.45	53.45	S$1	S$1,300,000
γ ∝ MBf Investments Pte. Ltd.	Investment holding	100	100	S$1	S$8,319,502
γ ∝ MBf Leasing (S) Pte. Ltd.	Dormant	100	100	S$1	S$6,000,000
~ MBf Nominees (S) Pte. Ltd.	Dormant	-	100	S$1	S$2
γ ∝ MBf Property Services (Singapore) Pte. Ltd.	Dormant	97.74	97.74	S$1	S$11,950,000
φ ∝ MBf Trading (S) Pte. Ltd.	Dormant	98.77	98.77	S$1	S$5,416,545
# MBf-Insight Travel Services Pte. Ltd.	Dormant	84.36	84.36	S$1	S$14,193
Country of incorporation: Thailand					
~ MBf Asia Capital Corporation (Thailand) Ltd.	Dormant	-	100	B1,000	B10,000,000
φ ∝ MBf Discount Cards (Thailand) Ltd.	Discount card and related services	70.42	70.42	B100	B3,500,000
φ ∝ MBf Factors (Thailand) Ltd.	Factoring services	100	100	B100	B100,000,000

	Principal Activities	Effective Interest 2001 %	Effective Interest 2000 %	Nominal Value per Share	Paid-up Capital
Country of incorporation: Tonga					
ϕ ∝ MBf Bank Ltd.	Banking services	**93.35**	93.35	TP$10	TP$5,266,000
∝ MBf Insurance Services Ltd.	Dormant	**93.35**	93.35	TP$1	TP$50,000
∝ MBf Life Insurance Ltd.	Dormant	**93.35**	93.35	TP$1	TP$50,000
Country of incorporation: Taiwan					
∝ MBf Discount Card (Taiwan) Ltd.	Dormant	**100**	100	NT$10	NT$500,000
Country of incorporation: United Kingdom					
∝ W.R. Carpenter & Co. (London) Pty. Ltd.	Marketing of agricultural commodities	**97.59**	97.59	£1	£1,000 £100,000 (Redeemable preference shares)
Country of incorporation: United States of America					
∝ MBf Wood Terrace Capital Corporation	Investment holding	**100**	100	US$0.10	US$100
Country of incorporation: Western Samoa					
ϕ ♦ Morris Hedstrom Samoa Ltd	Merchandising, retailing, wholesaling, automotive, retailing and servicing	**86.44**	86.44	WST1	WST1,875,000

♦ Subsidiaries audited by affiliates of Arthur Andersen & Co. Malaysia
∝ Subsidiaries not audited by Arthur Andersen & Co.
+ Quoted on the Australian Stock Exchange
++ Quoted on the Philippines Stock Exchange
~ Deregistered
# Placed under liquidation/in the process of winding-up
δ Disposed
* On 4 January, 2001, this subsidiary was amalgamated with another subsidiary, Higaturu Motors Ltd., forming a new company which retains the name "Higaturu Motors Ltd."

β The subsidiary was excluded from consolidation in view of the loss of power by the Group to exercise control over its financial and operating policies.

⊗ These subsidiaries were excluded from consolidation in view of the severe long-term restrictions which significantly impair their ability to transfer funds to the Company, consequent to the liquidation of MBf Commercial Vehicles Sdn. Bhd. (which is the holding company of this corporation)

θ Scheme subsidiaries with audit emphasis of matters as disclosed in Note 47

ϕ Non-scheme subsidiaries with audit emphasis of matters as disclosed in Note 47

^ Scheme subsidiaries with audit qualifications as disclosed in Note 47

γ Non-scheme subsidiaries with audit qualifications as disclosed in Note 47

46. ASSOCIATED COMPANIES

Name	Principal Activities	Effective Interest 2001 %	Effective Interest 2000 %	Financial Year End	Country of Incorporation
Asian Trade Services Sdn. Bhd.	Dormant	-	50	31 December	Malaysia
BHP Steel Building Products South Pacific Ltd.	Manufacturing of steel building products	28.40	28.40	31 May	Fiji
Carpenters Properties Ltd.	Property owner and administrators	48.70	48.70	30 June	Fiji
Lintasan Wijaya Security Sdn. Bhd.	Security services	-	49	31 December	Malaysia
# MAN Truck & Bus (M) Sdn. Bhd.	Sale and services of commercial vehicles	30	50	31 December	Malaysia
MBf Eastern Star International Ltd.	Provision of education services	39	40	31 December	Thailand
MBf Educare Child Development Centre (Thailand) Co., Ltd.	Dormant	49	49	31 December	Thailand
MBf-HTH Technology Sdn. Bhd.	Provision for car parking management	30	30	31 December	Malaysia
MBf Trustees Berhad	Trustee services	20	20	31 December	Malaysia

Name	Principal Activities	Effective Interest 2001 %	Effective Interest 2000 %	Financial Year End	Country of Incorporation
MCI Carpenters Ltd.	Ship repair and engineering	**48.80**	48.80	31 March	Fiji
National MBf Finance (Fiji) Ltd. (In liquidation)	Merchant banking	**49**	49	31 December	Fiji
NMBf Insurance (Fiji) Company Ltd.	General insurance	**49**	49	30 June	Fiji
National MBf Life Assurance (Fiji) Ltd.	Dormant	**49**	49	30 June	Fiji
North-Hamzahyeang Architectural Engineering Design Company Ltd.	Provision of architectural consultancy services	**10.20**	10.20	31 December	China
TC Equities (Thailand) Ltd.	Investment holding	**49**	49	31 December	Thailand

The investment in MAN Truck & Bus (M) Sdn. Bhd. ("MAN Truck") is not equity accounted for because the Group do not participate in the management and operations of MAN Truck and as such does not have significant influence over the financial and operating policies of MAN Truck.

47. AUDITORS' REPORT OF SUBSIDIARIES: AUDIT EMPHASIS OF MATTERS ON GOING CONCERN AND QUALIFICATIONS

(i) Audit emphasis of matters on going concern

(a) Scheme companies (subsidiaries marked with "θ" as disclosed in Note 45)

Appropriateness of going concern basis of accounting is dependent on successful implementation of its proposed restructuring exercise and continued financial support of MBf Holdings Berhad.

(b) Non-scheme companies (subsidiaries marked with "ϕ" as disclosed in Note 45)

Appropriateness of going concern basis of accounting is dependent on its ability to continue profitable operations and/or the successful implementation of MBf Holdings Berhad's restructuring exercise and its holding or ultimate holding company's continued financial support.

(ii) Audit qualifications

(a) Disclaimer

MBf Property Services Sdn. Bhd. ("MBfPS"), MBf Hotels (M) Sdn. Bhd. ("MBf Hotels"), Timeshare Resorts Sdn. Bhd. ("Timeshare"), MBf Asia Capital Corporation Ltd. ("MACCL"), MBf Asia Capital Corporation Holdings Ltd. ("MACCH"), MBf International Finance Ltd.("MIF"), MBf Properties Holdings (HK) Ltd.("MPHHK"), MBf Property Services (H.K.) Ltd. ("MPSHK"), MBf Asian Development Corporation Ltd ("MADCL"), Grogram Ltd ("Grogram") , MBf International Ltd ("MIL") and MBf Education Group (H.K) Ltd ("MEGHK"). Disclaimer based on the reason/reasons that the respective subsidiary:

(i) continued to suffer losses during the year.

(ii) was in a capital deficiency position.

(iii) defaulted on the repayments of loans and interests.

(iv) prepared the financial statements under the going concern basis of accounting may be inappropriate due to lack of access to documents relating to future trading prospect.

(v) the properties are stated at valuation of USD24,500,000 ("equivalent to RM92,977,500") based on their open market values as at 4 February, 2001. This is not in accordance with the Statement of Standard Accounting Practice No.13 issued by the Hong Kong Society of Accountants which requires that these properties should be included in the balance sheet at their open market value based on year end valuation carried out by a professional valuer. The properties have not been valued by a professional valuer at 31 December, 2001 and accordingly are unable to determine whether the properties are fairly stated at USD24,500,000.

(vi) was unable to ascertain whether any further provision for impairment losses was required for interest in subsidiaries.

(vii) has not made any provisions for claims as disclosed in Note 42(a).

(viii) was not able to determine the recoverability of certain amount due from associated companies and/or related companies.

(ix) was unable to ascertain the amount owing to maintenance corporations due to incomplete records.

(x) was unable to ascertain the correctness of certain division's accounts due to incomplete records.

A. Scheme companies (subsidiaries marked with "^" as disclosed in Note 45)

Subsidiaries	Reasons
MBfPS	(i), (ii), (iii) & (vii)
MACCL	(i), (ii), (iii) & (iv)
MACCH	(i), (ii), (iii), (iv), (v), (vi) & (viii)

B. Other companies (subsidiaries marked with "γ" as disclosed in Note 45)

Subsidiaries	Reasons
MPSHK	(ii) & (iv)
MPHHK	(i), (ii) & (iv)
MIF	(i), (ii), (iii) & (iv)
MBf Hotels	(i), (ii), (iv) & (x)
Timeshare	(i), (ii) & (ix)
MADCL	(viii)
Grogram	(ii) & (iv)
MIL	(i), (ii) & (iv)
MEGHK	(i), (ii), (iv) & (viii)

(b) Except for

(i) MBf, Inc.

Share of results of an associated bank for the years ended 31 December, 1999 and 2000 were based on unaudited financial statements of the bank.

(ii) MBfI Resorts Pty. Ltd.

- Appropriateness of going concern basis of accounting is dependent on successful implementation of MBf Holdings Berhad's restructuring exercise and its continued financial support.

- the realisable value of the core resort included in building and improvements and inventories of AUD5.90 million ("equivalent to approximately RM11.40 million") and AUD10.33 million ("equivalent to approximately RM19.96 million") respectively, may not be fairly stated as no independent professional valuation was done.

(iii) MBf Property Services (Singapore) Pte. Ltd., and Ferrylink Shipping (S) Pte. Ltd.

Preparation of financial statements under the going concern basis may be inappropriate in view of the capital deficiency and net current liabilities position.

(iv) Paradise Hotel & Resort International Ltd.

Preparation of financial statements under the going concern basis may be inappropriate due to the lack of access to documents relating to the trading prospects in the foreseeable future.

(v) Morris Hedstrom Samoa Limited

- Appropriateness of going concern basis of accounting is dependent on successful implementation of MBf Holdings Berhad's restructuring exercise and its continued financial support.

- The directors of the subsidiary have also indicated the intention of selling the business or winding up, hence rendering the going concern basis of accounting inappropriate.

(vi) MBf Investments Pte Ltd

Appropriateness of going concern basis of accounting is dependent on successful implementation of MBf Holdings Berhad's restructuring exercise and its continued financial support.

(vii) MBf Leasing (S) Pte. Ltd. ("MBf Leasing")

- Appropriateness of going concern basis of accounting is dependent on successful implementation of MBf Holdings Berhad's restructuring exercise and its continued financial support.

- The auditors of MBf Leasing were unable to ascertain the provision for taxation brought forward from prior years amounting to SGD334,000 ("equivalent to RM685,000") and accumulated tax losses of approximately SGD1,369,000 ("equivalent to RM2,806,000") as there were no correspondences made available for their inspection.

48. SIGNIFICANT EVENTS

During the year,

(a) a wholly-owned subsidiary, MBf Equities Sdn. Bhd. ("MBfE"),

(i) entered into a Sale and Purchase agreement to dispose its entire equity interest in MBf Payment Services Sdn. Bhd. comprising 2,008,849 ordinary shares of RM1.00 to a third party for a cash consideration of RM1.00;

(ii) entered into a Sale and Purchase agreement to dispose off its entire equity interest in Planworth (M) Sdn. Bhd. comprising 1,100,000 ordinary shares of RM1.00 each to a third party for a cash consideration of RM1.00;

(iii) entered into a Sale and Purchase of Shares Agreement with Captain (R) Badrul Majidi bin Zainal Abidin ("Captain Badrul", who is the managing director of Lintasan Wijaya Security Sdn. Bhd.) to sell its remaining 49% equity interest comprising 147,000 ordinary shares of RM1.00 each for a total consideration of RM147,000;

(iv) entered into a Sale and Purchase Agreement with Captain Badrul to acquire a piece of land for a total consideration of RM300,000. There is a put option agreement accompanying this sale, which enables MBfE to allow Captain Badrul to purchase the said land from MBfE at RM300,000 together with a 10% administrative fee to be computed on annual basis, within six months from the agreement date;

(b) a subsidiary, MBf Commercial Vehicles Sdn. Bhd. ("MBfCV") was placed under provisional liquidation on 15 January, 2001. The High Court of Malaya at Kuala Lumpur granted a Winding-Up Order against MBfCV on 29 March, 2001 with the appointment of a liquidator;

(c) the Company

(i) entered into a Joint Venture Agreement with MAN Nutzfahrzeuge Aktiengesellschaft ("MAN") to use MAN Truck & Bus (M) Sdn. Bhd. ("MAN Truck") as the joint venture company to operate MAN Bus and Truck business based on a shareholding of 30:70 respectively;

(ii) subscribed for additional 1,499,997 ordinary shares of RM1.00 each in the capital of MAN Truck at par for a total consideration of RM1,499,997.

(iii) acquired the entire equity interest comprising 1,200,000 shares of RM1.00 each in Melawati Recreation Berhad from a subsidiary, MBf Property Services Sdn. Bhd. ("MBfPS") for a cash consideration of RM1.00;

(iv) acquired the entire equity interest comprising 500,000 shares of RM1.00 each in MBf Project Management Sdn. Bhd. from a subsidiary, MBf PS for a cash consideration of RM1.00;

(d) a subsidiary, MBF Cards (M'sia) Sdn. Bhd. ("MBFC")

(i) entered into a Non-Member Operating Agreement with Visa International Service Association ("Visa") which enables MBFC to commence operations as an acquirer of Visa sales transactions and issuer of Visa credit cards. MBFC has commenced operations as a Visa acquirer during the year.

(ii) served MBf Finance Berhad ("MBfF") the termination notice on the MBF MasterCard Affiliate Agreement between themselves. Thereafter the former together with Arab-Malaysian Finance Berhad ("AMFB") had on 10 January, 2001 invited certain cardmembers to migrate their Line of Credit ("LOC") accounts with MBfF to AMFB by offering them a LOC facility based on the Affiliated Agreement executed between MBFC and AMFB.

MBfF obtained a Court Injunction from the High Court of Kuala Lumpur on the migration exercise on 17 January, 2001. Subsequently, the parties concerned had mutually agreed to revert to the original arrangements and a Settlement Agreement was executed by the three parties on 22 January, 2001. At the same time MBFC had also entered into a new Affiliation Agreement with MBfF.

(e) the Company and a subsidiary, MBfPS, has entered into an Agreement with Danaharta Urus Sdn. Bhd. ("DUSB") for the sale of a piece of land for a total consideration of RM13,600,320. The proceeds from the sale of land would constitute a part settlement of the indebtedness due to DUSB by the Company.

(f) a subsidiary, Melawati Management Sdn. Bhd. has on 18 October, 2001 entered into a Management Services Agreement to appoint Leisure Holidays Resorts Management Sdn. Bhd. ("LHRM") as the Consultant to administer, conduct and manage the operations of Kelab Century Paradise for an initial period of three years and with an option to renew for further 3 years;

(g) a subsidiary, MBfPS has appointed LHRM as the management company of Paradise Malacca Village Resort ("the Resort"). LHRM will provide maintenance and management services to the building, facilities, infrastructure and common areas of the Resort for the unit-owners;

(h) a subsidiary, MBf Factors (Thailand) Ltd. has entered into an Assignment of Receivables with Dexia BIL Asia Singapore Limited ("BIL"), to absolutely assign factored receivables with a carrying value of USD822,000 ("equivalent to RM3,120,000") to BIL. pursuant to an earlier indemnification given by the Company to the late Tan Sri Dato' Loy Hean Heong ("Tan Sri Loy") against any loss or damage that he may incur arising from the provision of his personal guarantee and pledge of shares for the credit facility of USD4,000,000 extended by Dexia BIL Asia Singapore Limited ("BIL") to MBf Asia Capital Corporation Holdings Limited. The Assignment was entered into pursuant to and in consideration of BIL's agreement to withhold all legal proceedings instituted against the Estate of the late Tan Sri Loy.

(i) shareholders of the Company have at an Extraordinary General Meeting approved and authorised the directors of the Company, subject to the approval of all relevant authorities, to:

 (i) establish and administer an Employees Share Option Scheme ("ESOS") for the benefit of eligible employees and full-time salaried executive directors of the Company and its subsidiaries; and

 (ii) offer to the following directors of the Company an option to subscribe for the ordinary shares of the Company under the ESOS:

Director	Designation	Maximum allotment of new shares
Dato' Loy Teik Ngan	Managing Director	500,000
Datuk Azizan bin Abdul Rahman	Executive Director	400,000
Dato' Kalimullah bin Masheerul Hassan	Executive Director	400,000

(j) a subsidiary, MBfPS had entered into a Sales of Shares Agreement with Warisan Bahagia Sdn. Bhd. ("WBSB") for the proposed sale of its entire equity interest comprising 250,000 ordinary shares of RM1.00 each in Intanpura Sdn. Bhd. ("Intanpura"), for which WBSB has agreed, inter alia, to transfer in favour of MBfPS, one completed unit of condominium developed by Intanpura estimated at RM279,000 and to assume liabilities of Intanpura with respect to the same development; and

(k) a subsidiary, MBf Hotels (M) Sdn. Bhd. ("MBf Hotels"), has applied to the High Court of Malaya at Kuala Lumpur for a Court Restraining Order under Section 176 of Companies Act, 1965, to present a proposed Scheme of Arrangement ("SOA"), which aims to compromise the debts due to certain of its creditors. The proposed SOA primarily involve the following compromise:

(i) Guaranteed Return creditors who entered into Sale and Purchase Agreements of Lease Hotel Apartment Suites in two hotel suites operated by MBf Hotels based on an annual 8% guaranteed return. MBf Hotels suffered losses in the running of the hotel suites and was unable to pay these purchasers; and

(ii) Trade and other creditors of MBf Hotels (excluding those relating to Sandy Bay Paradise Resort).

The transactions in (a) to (g) were completed during the year.

The transaction in (h) is still pending finalisation of the required documentation.

The transaction in (i) is still pending implementation.

The transaction in (j) has been aborted subsequent to year end.

The transaction in (k) has received approval from the relevant authorities subsequent to year end, as disclosed in Note 49 (a).

49. SUBSEQUENT EVENTS

Subsequent to the year end,

(a) a subsidiary, MBf Hotels (M) Sdn. Bhd., has on 21 January, 2002 obtained a Court Restraining Order under Section 176 of the Companies Act, 1965 from the High Court of Malaya at Kuala Lumpur ("the Order") for a period of 90 days from the date of the Order. MBf Hotels has obtained an extension of the Restraining Order for a further period of 90 days from 19 April, 2002. The Order was for the purpose of presenting a proposed Scheme of Arrangement ("SOA") to compromise the debts due to the creditors, as disclosed in Note 48 (k); and,

(b) a subsidiary, MBf Asia Capital Corporation Holdings Limited has acquired Allbond Investment Limited ("AIL"), a company incorporated in Hong Kong, at an acquisition cost of HKD7,800. AIL is acquired to facilitate the issuance of Redeemable Convertible Secured Loan Stocks under the Offshore Debts Restructuring Schemes as mentioned in Note 50.

(c) a subsidiary, Vision Card International Limited, agreed to terminate its Vision Card Agreement with MBf Finance Berhad effective from 1 July, 2002.

(d) a subsidiary, MBf Protection Services Sdn. Bhd., has acquired 147,000 ordinary shares of RM1 each (representing 49% equity interest) of Coss Security Sdn. Bhd. for a total cash consideration of RM81,000.

(e) a subsidiary, MBf Education Group Sdn. Bhd., entered into a conditional Sales and Purchase agreement ("SPA") with Maha Global Sdn. Bhd. to dispose its freehold land in Skudai, Johor for a total consideration of RM3,000,000. The SPA is expected to be completed in the second quarter of year 2002.

(f) a subsidiary, MBf International Limited ("MBfI"), has entered into a Sponsorship Agreement and Equitable Mortgage of Shares ("the Arrangements") with Challenger First Pacific Limited and Dexia BIL Asia Singapore Limited ("BIL"), to pledge its quoted investment outside Malaysia with a carrying value of AUD310,000 ("equivalent to RM600,000") pursuant to an earlier indemnification given by the Company to the late Tan Sri Dato' Loy Hean Heong ("Tan Sri Loy") against any loss or damage that he may incur arising from the provision of his personal guarantee and pledge of shares for the credit facility of USD4,000,000 extended by Dexia BIL Asia Singapore Limited ("BIL") to MBf Asia Capital Corporation Holdings Limited. The Arrangements were entered into pursuant to and in consideration of BIL's agreement to withhold all legal proceedings instituted against the Estate of the late Tan Sri Loy.

50. RESTRUCTURING EXERCISE

The Company (MBfH) and certain of its subsidiaries are undergoing a corporate restructuring exercise to restructure their financing facilities.

The Company has obtained approvals from the relevant regulatory authorities and is currently finalising the legal documentation for execution with the parties involved in the approved restructuring exercise. The implementation of the approved restructuring exercise will involve amongst others, submission of application to the Kuala Lumpur Stock Exchange for the listing of and quotation for new MBfH shares and warrants to be issued pursuant to the said restructuring exercise. The approved restructuring exercise entails the following:

I Capital Reduction and Consolidation

- Reduction of share capital by reducing the value of the existing paid-up and issued share from RM0.50 each to RM0.05 each ("Reduction of Share Capital").

- Consolidation of shares on the basis of every 20 ordinary shares of RM0.05 each into 1 ordinary share of RM1.00 each ("Consolidation of Share Capital").

- Reduction of share premium of RM513,842,000 by setting off against the accumulated losses of the Company.

- Amendment to the par value of the Company authorised share capital from RM1,500,000,000 divided into 3,000,000,000 ordinary shares of RM0.50 each to RM1,500,000,000 divided into 1,500,000,000 ordinary shares of RM1.00 each by increasing the par value from RM0.50 each to RM1.00 each.

II Acquisitions

- Acquisition of 95.96% equity interest in MBf Carpenters Ltd by MBfH from MBf Asia Capital Corporation Holdings Limited, a wholly owned subsidiary, for a total purchase consideration of AUD64,080,000 equivalent in RM 124,956,000, where the purchase consideration will be satisfied via the issuance of new MBfH shares and USD denominated Redeemable Convertible Secured Loan Stocks ("USD RCSLS Series A").

- Acquisition of 51.0% equity interest in MBF Cards (M'sia) Sdn. Bhd. by MBfH from MBf Asia Capital Corporation Limited, a wholly owned subsidiary, for a total purchase consideration of RM85,725,000 where the purchase consideration will be satisfied via the issuance of new MBf H shares and USD denominated Redeemable Convertible Secured Loan Stocks ("USD RCSLS Series B").

III Share Issuance with Warrants

- Issuance of 11,509,106 warrants to the existing shareholders of the Company on the basis of 1 warrant for every 5 new MBfH shares held upon completion of the Reduction of Share Capital and Consolidation of Share Capital.

- Issuance of Redeemable Convertible Secured Loan Stocks ("RCSLS"), as part settlement for the outstanding debts pursuant to the Local Debts Restructuring Schemes in accordance with the Voluntary Deed of Settlement executed between the Company and the relevant scheme creditors.

- Issuance of new MBfH shares, pursuant to the Proposed Debts Restructuring Schemes* together with attached warrants (if applicable) pursuant to the following:

  (i) Local Debts Restructuring Schemes*,
  (ii) Offshore Debts Restructuring Schemes*, and
  (iii) Conversion of nominal value of USD RCSLS Series A and B*.

- Allot and issue additional warrants and new MBfH shares pursuant to any adjustments in accordance with the provisions of the Deed Poll to the holders of additional warrants who exercise their rights to subscribe for the new MBfH shares.

* As defined in MBfH's Circular to Shareholders dated 19 December, 2000.

Pending the successful implementation of the approved restructuring exercise, resumption of normal operations and return to profitability of the Group and the Company, there are significant uncertainties that may affect the future operations of the Group and the Company, the recovery of assets of the Group and their ability to maintain and repay debts. The ultimate effect of these uncertainties, which may be material on the financial statements, cannot presently be determined and accordingly the financial statements do not include any adjustments that may result from these uncertainties.

51. COMPARATIVE FIGURES

The following balance sheet comparative figures have been reclassified to conform with the current year's presentation:

	As restated RM'000	As previously stated RM'000
Group		
Reserves	–	16,578
Intangible assets	–	(5,086)
Reserves on consolidation, net	11,492	–
Long term payable	90,701	94,366
Short term borrowings	739,955	737,302
Other payables	1,055,297	1,072,500
Provision for liabilities – current	14,550	–
Provision for liabilities – non-current	962	–
Long term borrowings	118,948	116,245
Inventories	203,164	168,370
Properties held for resale	121,684	156,478
Factored receivables	–	9,511
Financing receivables	63,505	–
Trade receivables	128,025	189,399
Long term receivables	23,609	16,229
Company		
Other payables	27,651	836,872
Short term borrowings	93,086	93,059
Provision for liabilities – current	809,194	–

ANALYSIS OF SHAREHOLDINGS

AS AT 30 APRIL, 2002

Authorised Capital	RM 1,500,000,000.00
Issued and Paid-up Capital	RM 575,455,300.50
Class of Shares	Ordinary Shares of Fifty Sen Each
Total Number of Shares Issued	1,150,910,601
Number of Shareholders	36,148
Voting Rights	1 vote per ordinary share

Category	No. of Holders	% of Holders	No. of Shares	% of Issued Capital
Less than 1,000 shares	531	1.47	222,003	0.02
1,000 to 10,000 shares	28,750	79.53	119,019,908	10.34
10,001 to 100,000 shares	6,483	17.93	177,408,720	15.41
100,001 to less than 5% issued shares	383	1.06	745,623,883	64.79
5% and above of issued shares	1	0.01	108,636,087	9.44
Total	36,148	100.00	1,150,910,601	100.00

Substantial Shareholder (holding 5% and above)

	No. of shares held			
	Direct	%	Indirect	%
Sri Hartamas Berhad	108,636,087	9.44	–	–

Directors' Interests in the Company or in a related corporation

The Company	No. of shares held			
	Direct	%	Indirect	%
Tunku Dato Seri Iskandar bin Tunku Abdullah	–	–	–	–
Dato' Loy Teik Ngan	11,418,000	0.99	42,884,445*	3.73
Datuk Azizan bin Abdul Rahman	–	–	–	–
Dato' Kalimullah bin Masheerul Hassan	–	–	–	–
Haji Othman bin Hitam	–	–	–	–
Dato' Ghazi bin Ishak	–	–	–	–
Tan Sri Chong Chin Shoong	–	–	–	–

* Deemed interested by virtue of his interests in the Company through Leisure Holidays Holdings Sdn Bhd and Puan Sri Datin Loy Ling Lee Hung.

ANALYSIS OF SHAREHOLDINGS

AS AT 30 APRIL, 2002

TOP 30 SECURITIES ACCOUNTS HOLDERS AS PER RECORD OF DEPOSITORS

	Name	No. of Shares	% of Issued Capital
1.	ARAB-MALAYSIAN NOMINEES (TEMPATAN) SDN BHD Beneficiary : Pledged Securities Account For Sri Hartamas Berhad	108,636,087	9.44
2.	EB NOMINEES (TEMPATAN) SENDIRIAN BERHAD Beneficiary : Pledged Securities Account For Leisure Holidays Holdings Sdn Bhd	32,220,875	2.80
3.	THE CENTRAL DEPOSITORY (PTE) LIMITED	14,167,694	1.23
4.	KESTREL SECURITIES NOMINEES (ASING) SDN BHD Beneficiary : Levinworth Investments Limited	11,418,000	0.99
5.	LEMBAGA TABUNG ANGKATAN TENTERA	10,000,000	0.87
6.	ARAB-MALAYSIAN NOMINEES (TEMPATAN) SDN BHD Beneficiary : Pledged Securities Account For Loy Teik Hok	9,744,250	0.85
7.	CARTABAN NOMINEES (ASING) SDN BHD Beneficiary : Standard Chartered Bank Corporate Banking Group Singapore For Ku Yu Sang	7,687,475	0.67
8.	MAYBAN NOMINEES (ASING) SDN BHD Beneficiary : The Bank of New York ADR Program For MBf Holdings Berhad	7,293,940	0.63
9.	SOUTHERN NOMINEES (TEMPATAN) SDN BHD Beneficiary : Pledged Securities Account For The Estate of Tan Sri Dato' Loy Hean Heong	5,391,450	0.47
10.	MAYBAN NOMINEES (TEMPATAN) SDN BHD Beneficiary : Dexia Bil Asia Singapore Limited For The Estate of Tan Sri Dato' Loy Hean Heong	5,200,000	0.45
11.	ONG HUEY PENG	4,035,000	0.35
12.	RHB CAPITAL NOMINEES (TEMPATAN) SDN BHD Beneficiary : Pledged Securities Account For Pasdec Corporation Sdn Bhd	3,000,000	0.26
13.	HDM NOMINEES (ASING) SDN BHD Beneficiary : DBS Vickers Secs (S) Pte Ltd For Thakral Corporation Ltd	2,946,000	0.26
14.	F.I.T NOMINEES (ASING) SDN BHD Beneficiary : Platinum Broking Company Ltd For Inderbethal Singh Thakral	2,421,000	0.21
15.	CHAN WAN MOI	2,386,000	0.21

	Name	No. of Shares	% of Issued Capital
16.	CITICORP NOMINEES (ASING) SDN BHD Beneficiary : CBNY For The Pacific Rim Small Company Series	2,228,250	0.19
17.	F.I.T NOMINEES (ASING) SDN BHD Beneficiary : Platinum Broking Co Ltd For Rajinderpal Singh Thakralbutra	2,000,000	0.17
18.	WONG HOK YIM	2,000,000	0.17
19.	HDM NOMINEES (ASING) SDN BHD Beneficiary : Phillip Securities Pte Ltd For Ong Goon Hoi	1,936,500	0.17
20.	HDM NOMINEES (TEMPATAN) SDN BHD Beneficiary : Town Hang Securities Co. Ltd For Tan Sri Dato' Lim Cheng Pow	1,904,000	0.17
21.	HDM NOMINEES (TEMPATAN) SDN BHD Beneficiary : OUB Securities Pte Ltd For Tan Hwa Sing	1,800,000	0.16
22.	HSBC NOMINEES (ASING) SDN BHD Beneficiary : Mscoil For True Luck Investment (Account B)	1,680,000	0.15
23.	MENTERI KEWANGAN MALAYSIA Beneficiary : Section 29 (SICDA)	1,641,278	0.14
24.	CITICORP NOMINEES (ASING) SDN BHD Beneficiary : CBNY For DFA International Small Cap Value Portfolio	1,521,000	0.13
25.	OSK NOMINEES (TEMPATAN) SDN BHD Beneficiary : DBS Vickers Secs (S) Pte Ltd For Kok Pok Chai	1,500,000	0.13
26.	MALAYSIA NOMINEES (TEMPATAN) SDN BHD Beneficiary : Pledged Securities Account For Tan Sri Datuk Arshad Bin Ayub	1,400,000	0.12
27.	AMSEC NOMINEES (TEMPATAN) SDN BHD Beneficiary : Pledged Securities Account For Lim Choon Tong	1,321,000	0.11
28.	HSBC NOMINEES (ASING) SDN BHD Beneficiary : Natwest Offshore Ltd For Peter Maurice Haley	1,310,000	0.11
29.	TA NOMINEES (TEMPATAN) SDN BHD Beneficiary : Pledged Securities Account For Lim Choon Tong	1,246,000	0.11
30.	TCL NOMINEES (ASING) SDN BHD Beneficiary : OCBC Securities Private Limited For Gan Juay Kiat	1,109,000	0.10
		251,144,799	21.82

LIST OF PROPERTIES

FOR THE YEAR ENDED 31 DECEMBER, 2001

TENURE: FREEHOLD

Address	Total Area	Age of Building	NBV (RM'000)	Description	Usage / Purpose
STATE: FEDERAL TERRITORY					
Jalan Melawati 3, Taman Melawati, 53100 Kuala Lumpur	28,328 sq m	17 years	20,961	Land and building – Kelab Century Paradise	Operation as Club House
STATE: JOHOR DARUL TAKZIM					
PTD 71027, Lot 2960 Mukim of Pulai Skudai, Johor Bahru	30,144 sq m	–	3,000	Land	Vacant
Unit 8-01 Menara TJB Jalan Syeh Mohd Mufti Johor Bahru	91 sq m	–	346	Office lot	Vacant
STATE: PULAU PINANG					
4.01-4.03 4th Floor, MBf Tower 53, Jalan Sultan Ahmad Shah, Penang.	330 sq m	9 years	1,316	Office	Office use by Branch
527 Jalan Tanjung Bungah, Penang	4,275 sq m	7 years	10,216	Apartment – 6 units	Resort
Lot no.960, 3612, 3613, Town of Tanjung Bungah, North East District, Penang.	824 sq m	7 years	2,513	Hotel suite – 12 units	Operation of Hotel
COUNTRY: FIJI					
C.T. 6984, Lot 2 D.P.1430 Rodwell Road, Suva	1,266 sq m	–	319	Vacant land	Use for container storage by Carpenter Shipping
C.T. X1/ 05, Narewa Nadi	3,235 sq m	–	82	Vacant Land	Used for timer storage by Carpenters Hardware.

Address	Total Area	Age of Building	NBV (RM'000)	Description	Usage / Purpose
C.T. 27176; Lot 3; DP 1379 1379 C.T. 27325; Lot 2; DP 1379 Rosawa Street, Labasa	4,048 sq m	44 years	1,369	Office / workshop	Leased to Grand Eastern Hotel Carpenters Motors – Office / Workshop
C.T. 9416, Lot 20 D.P. 2197 Savusavu	3,696 sq m	44 years	130	Store	Morris Hedstrom Store
C. G. 932, Nakama, Savusavu	48,522 sq m	44 years	41	Store	Vacant
C.T. X1/05, Nasratha Naliko Somosomo, Taveuni	6,321 sq m	44 years	43	Store	Morris Hedstrom Store
C.T. 18215,N.G. Patel Road, Nausori	6,298 sq m	64 years	1,716	Store	Morris Hedstrom Store
COUNTRY: PAPUA NEW GUINEA					
Lot 9 Section 24, Kasagten Street Madang	5,477 sq m	34 years	226	Showroom	Showroom
– Portion 251, Tokua East	2,007,000 sq m }	44 years	762	} Various	} Commercial
– Portion 79, Kabakal South	133,300 sq m }			} buildings	} use –
– Portion 80, Tabaratua	223,350 sq m }			} associated	} coconut &
– Portion 2891, Ulavelo	4,205,600 sq m }			} with	} cocoa
– Portion 2893, Ulavelo	43,800 sq m }			} copra and	} plantation
– Portion 2894, Ulavelo	101,000 sq m }			} cocoa	}
– Portion 249, Nuwok	1,725,000 sq m }			} production	}
– Portion 715, Tovarur	1,500,000 sq m }			} and	}
Kokopo Coastal	}			} residences	}
– Portion 242, Gunanur	4,545,000 sq m }			}	}
– Portion 243, Gunanur	1,626,500 sq m }			}	}
– Portion 244, Gunanur	1,284,500 sq m }			}	}
– Portion 245, Gunanur	1,235,000 sq m }			}	}
– Portion 231, Taboona	9,561,800 sq m }			}	}
– Portion 232, Ralabang	4,240,000 sq m }			}	}
– Portion 233, Ralabang	5,009,000 sq m }			}	}
– Portion 332, Ralabang Extended Kokopo Island	1,717,000 sq m }			}	}
Portion 128, 162 Rabaul	58,100 sq m	44 years	2,614	Oil Mill	Commercial use – oil mill factory

LIST OF PROPERTIES

Address	Expiry Date	Total Area	Age of Building	NBV (RM'000)	Description	Usage / Purpose
COUNTRY: AUSTRALIA						
Paradise Wirrina Cove Resort Cape Jervis Road, Second Valley South Australia		3,443,994 sq m	6 years	12,163	Resort	Operation of Resort / Hotel / Convention
Paradise Wirrina Cove Resort Cape Jervis Road, Second Valley South Australia		701 sq m	5 years	1,566	Land	Vacant
14/62 Seaview Ave, Unit 14 Wirrina Cove South Australia		139 sq m		550	2 units of condominium	Resort operation
COUNTRY: SAMOA						
Salelologa, Savaii		1,179 sq m	66 years	20	Residence	Residence

TENURE: LEASEHOLD

Address	Expiry Date	Total Area	Age of Building	NBV (RM'000)	Description	Usage / Purpose
STATE: FEDERAL TERRITORY						
No 11 & 15, Jalan 4/93, Taman Miharja, Kuala Lumpur.	11.8.2086	945 sq m	7 years	1,752	3 storey shophouse	Office and Showroom for motors
113, Jalan 3/93, Off Jalan Lombong, Tmn Miharja, Phase 3B, 2 1/2 Miles, Cheras, Kuala Lumpur.	11.8.2086	473 sq m	7 years	407	3 storey shophouse	Vacant
10-12-07, Petaling Indah Condominium, Jalan 1C/149, Off Jalan Sungai Besi Kuala Lumpur	2079	79 sq m	7 years	130	Condominium	To Let
STATE: MALACCA						
Malacca Park Villa Air Keroh, Malacca.	09.08.2076	1,161 sq m	7 years	3,417	Apartment – 15 Units	Resort

Address	Expiry Date	Total Area	Age of Building	NBV (RM'000)	Description	Usage / Purpose
NO:C-01-06(12), First Floor, Block C, Malacca Village Paradise Resort Malacca.	09.08.2076	104 sq m	7 years	203	Condominium – 1 unit	Operation of Hotel
NO: F-05-18(A3), Fifth Floor Block F, Malacca Village Paradise Resort Malacca.	09.08.2076				Condominium – 1 unit	Operation of Hotel
STATE: SELANGOR DARUL EHSAN						
Lot 42, Jalan 16/6 Section 16, Petaling Jaya	10.12.2067	725 sq m	10 years	373	Double storey detached house	Leased as a Kindergarten
Lot B2-10-08, Leisure Commerce Square Pusat Dagang Setia Jaya No. 9 Jalan PJS 8/9, 46150 Petaling Jaya	2099	82 sq m	3 years	255	Office	Vacant
Lot B2-09-21, Leisure Commerce Square Pusat Dagang Setia Jaya No. 9 Jalan PJS 8/9, 46150 Petaling Jaya	2099	77 sq m	3 years	245	Office	Vacant
Lot A1-1282, Leisure Commerce Square Pusat Dagang Setia Jaya No. 9 Jalan PJS 8/9, 46150 Petaling Jaya	2099	106 sq m	3 years	319	Office	Vacant
Puchong Land H.S.(D) 48952 PT.NO.5195 Puchong	2089	4,900 sq m	–	7,482	Land	Vacant
PT 5195 Puchong, Mukim of Petaling Daerah Petaling.	18.09.2087	19,749 sq m		12,990	Factory	Factory / Office

LIST OF PROPERTIES

FOR THE YEAR ENDED 31 DECEMBER, 2001

Address	Expiry Date	Total Area	Age of Building	NBV (RM'000)	Description	Usage / Purpose
COUNTRY: SAMOA						
Salelologa, Savaii	30.09.2012	3,328 sq m	66 years	75	Store	Store
COUNTRY: FIJI						
22 Edinburgh Drive, Suva Part of Section J	31.5.2043	12,103 sq m	44 years	1,367	Office and Warehouse for Airfreight and shipping Operations.	Carpenters shipping – office, warehouse and airfreight office
3A, Section 2, Ellery Street	31.8.2014	1,110 sq m	44 years	154	A single storey concrete Building for storage.	Morris Hedstrom stationery store and partly tenanted
Lot 46, 4 Milne Road Muanikau, Suva	30.6.2050	2,250 sq m	48 years	221	Residential property	Residential Property used by Group Chief Executive
C.L.3390,88, Foster Road, Walu Bay, Suva	19.04.2048	13,480 sq m	44 years	2,069	Carpenter Motors Used Car Area, Heavy Mechanical Repairs, New Car Storage/ Vehicle Bond Store	Carpenters Motors Used car area, heavy mechanical repairs, Vehicles storage and vehicle bond storage.
C.L.4914, Argo Street, Walu Bay, Suva	28.02.2071	5,606 sq m	29 years	1,901	Carpenters Motors (Service Center)	Carpenters Motors service centre
C.L.4038, Foster Road, Walu Bay, Suva	31.08.2064	2,505 sq m	39 years	1,457	Carpenters Motors Showroom, Plant & Machinery, Tyre Centre	Carpenters Motors showroom, plant & Machinery and tyre centre

LIST OF PROPERTIES

FOR THE YEAR ENDED 31 DECEMBER, 2001

Address	Expiry Date	Total Area	Age of Building	NBV (RM'000)	Description	Usage / Purpose
CL3692, Eliza Street Walu Bay, Suva	1.12.2062	1,643 sq m	37 years	490	Office and workshop	Office & Workshop
Lot 7 & 8, Section 1, D. P. 279 Naviti Street, Lautoka	31.12.2063	875 sq m	37 years	191	Vacant Land	Car Park
C.L.4492, Lot 1, 2, 3, 4, 5, 6 & 7 Waterfront Road, Lautoka, BA	31.05.2066	25,611 sq m	44 years	3,235	Carpenters Motors & Carpenters Shipping Yard	Carpenters Motors and shipping yard
L 255467, Lot 1,2 & 3 6-8 Saga Street, Lautoka	31.12.2085	1,313 sq m	51 years	730	Office	Carpenters Warehouse
Nasekula street Labasa 146026	25.06.2068	2,022 sq m	27 years	192	Service station	Carpenters Motors service station
Rosawa Street, C.L.116A, C.L.3283, C.L.2583 Matasawa, Labasa	25.01.2011 }	1,911 sq m	–	162	Carpenters Motors Showroom and Garage	Carpenters Motors – Showroom and garage area.
Naliko, Taveuni	31.5.2030	759 sq m	44 years	–	Store	Morris Hedstrom Store
Sawanabuli, Taveuni	31.5.2030	1,062 sq m	44 years	2	Store	Morris Hedstrom Store
Vuniduva, Taveuni	31.5.2030	1,820 sq m	44 years	–	Bulkstore	Morris Hedstrom Bulk Store

LIST OF PROPERTIES

FOR THE YEAR ENDED 31 DECEMBER, 2001

Address	Expiry Date	Total Area	Age of Building	NBV (RM'000)	Description	Usage / Purpose
COUNTRY: PAPUA NEW GUINEA						
Lot 5 Section, 38 Cameron Road	26.1.2065	6,811 sq m	19 years	2,486	Panel Shop Office / Showroom	Commercial use offices, showroom & Workshops
Lot 10, 11 & 12 Section 38	28.8.2068 } }	18,100 sq m				
Cnr. Waigani Dve, Port Moresby	27.1.2065 } }					
Lot 3 section 43	10.6.2063	1,682 sq m	34 years	3,451	Residential apartments x 10 units	Let out to third parties
Lot 5 section 43 Lawes Road, Port Moresby	30.5.2053	1,315 sq m				
Lot 10 Section 93	16.12.2063	1,189 sq m	34 years	134	Flats – 4 units	Staff accommodation
Lot 4 Section 93 Pruth Road, Port Moresby	16.12.2063	1,315 sq m		123	Double Storey House	Staff accommodation
Lot 8 Section 94	29.9.2064	1,163 sq m	34 years	170	Flats – 4 units	Staff accommodation
Lot 12 Section 91 Korobosea Dr, Port Moresby	26.1.2065	1,315 sq m	34 years	76	Flats – 2 units	
Lot 22 Section 115	17.6.2069	449 sq m	34 years	106	House – 6 units	} Staff } accommodation
Lot 15, 16, 17, 18 & 19 Section 206 Jabiru Street, Port Moresby	17.6.2069	647 sq m } 498 sq m } 490 sq m } 450 sq m } 454 sq m }				} } } } }
Lot 21 Section 42 Baimumu Street, Port Moresby	29.7.2066	1,657 sq m	34 years	166	2 storey bungalow	Staff accommodation
Lot 13 Section 78 Nuana Street, Port Moresby	17.1.2067	1,874 sq m	34 years	179	3 blocks of 2 storey staff flat – 9 units	Staff accommodation

LIST OF PROPERTIES

FOR THE YEAR ENDED 31 DECEMBER, 2001

Address	Expiry Date	Total Area	Age of Building	NBV (RM'000)	Description	Usage / Purpose
Lot 8 Section 106 Hornbill Road, Port Moresby	9.7.2068	956 sq m	34 years	49	House	Staff accommodation
Lot 9 Section 106 Hornbill Cres., Port Moresby	9.7.2068	956 sq m	34 years	45	House	Staff accommodation
Lot 6 Section 20	25.5.2065	546 sq m	34 years	27	Double Storey House	Staff accommodation
Lot 8 Section 20 Pine Street, Port Moresby	15.5.2065	546 sq m	34 years	27	Double Storey House	
Lot 119 Section 16 Walnut Street, Port Moresby	19.10.2065	809 sq m	34 years	89	2 storey flats – 4 units.	Staff accommodation
Lot 5 Section 73	3.2.2065	1,275 sq m	29 years	44 }	2 storey flats	} Staff
Lot 6 Section 74 Watergum Street, Lae	4.2.2065	1,609 sq m	29 years	107 }	– 4 units.	} accommodation
Lot 1 & 14 Section 21 Mangola Avenue, Lae	30.8.2055	5,349 sq m	29 years	390	Workshops	Workshops
Lot 87 Section 32 Palm Road, Lae	17.9.2053	1,341 sq m	29 years	70	House	Staff accommodation
Lot 17 Section 41 Oleander Avenue, Lae	19.8.2057	1,341 sq m	29 years	70	House	Staff accommodation
Lot 7 Section 174 Geo Place, Lae	17.8.2072	840 sq m	29 years	81	Flats – 5 Units	Staff accommodation
Lot 1 Section 18 Monoro Road, Lae	22.5.2050	8,170 sq m	29 years	719	Sales Office	Commercial use – showroom & offices
Lot 17 Section 95 Tern Street, Lae	14.10.2069	546 sq m	29 years	22	Double Storey House	Staff accommodation
Lot 4 Section 58 Kingfisher Road, Lae	2.8.2071	546 sq m	29 years	20	Double Storey House	Staff accommodation

LIST OF PROPERTIES

FOR THE YEAR ENDED 31 DECEMBER, 2001

Address	Expiry Date	Total Area	Age of Building	NBV (RM'000)	Description	Usage / Purpose
Lot 5 Section 13 MilfordHaven Road, Lae	3.9.2079	3,490 sq m		972	Warehouse / Showroom	Commercial use – showroom & warehouse
Lot 2 Section 12 (Lease under renewal)	20.12.2001	7,689 sq m	34 years	68	Compound	Residential
Lot 12 Section 24 Modilon Road, Madang	25.10.2083	5,410 sq m	34 years	196	Car Yard & Hardware Store	Store
Lot 12 Section 13 Beauhina Avenue, Madang	10.5.2056	1,948 sq m	34 years	64	House	Staff accommodation
Lot 15 Section 5 Kalibobo Dr, Madang	13.7.2060	2,022 sq m	34 years	70	House	Staff accommodation
Lot 5 Section 8 Pena Place, Mt. Hagen	13.8.2062	1,358 sq m	34 years	68	Workers Quarters / House	Staff accommodation
Lot 4 Section 34	29.4.2064	1,482 sq m	34 years	9 }	1 storey	} Staff
Lot 5 Section 34 Pena Place, Mt. Hagen	29.4.2064	1,368 sq m	34 years	}	Residence	} accommodation
Lot 27 Section 9 Wonye Road, Mt. Hagen	7.8.2079	960 sq m	39 years	174	5 townhouses	Staff accommodation
Lot 24 section 42 Kupanda Steet, Mt. Hagen	14.9.2065	1,012 sq m	39 years	53	Double Storey House – 2 Units	Staff accommodation
– Portion 77/88	5.10.2081	15,470,000 sq m	39 years		Various buildings	Commercial use – coffee & tea
– Portion 410 Kudjip, Mt. Hagen Estate	26.8.2081	1,280,000 sq m	39 years	2,847	associated with the production and processing of coffee and tea.	estate

Address		Total Area	Age of Building	NBV (RM'000)	Description	Usage / Purpose
– Portion 74 Kindeng, Mt. Hagen Estate	25.6.2063	8,903,180 sq m	39 years	867	Various buildings associated with the production and processing of coffee and tea.	Commercial use – coffee & tea estate
– Portion 414 Aviamp, Mt. Hagen Estate	25.7.2080	6,373,800 sq m	39 years	627	Coffee and tea plantation	Commercial use – coffee & tea estate
– Portion 412, Kigabah Mt. Hagen Estate	29.3.2054	1,193,835 sq m	39 years	161	Various buildings associated with the production and processing of coffee.	Commercial use – coffee & tea estate
– Portion 61, Sigri Mt. Hagen Estate	9.01.2059 14.6.2012	1,104,803 sq m 364,221 sq m	39 years	270	Various buildings associated with the production and processing of coffee.	Commercial use – coffee & tea estate
– Portion 75, Bunum Wo Mt. Hagen Estate	27.05.2064	5,463,315 sq m	39 years	379	Various buildings associated with the production and processing of coffee.	Commercial use – coffee & tea estate

LIST OF PROPERTIES

FOR THE YEAR ENDED 31 DECEMBER, 2001

Address		Total Area	Age of Building	NBV (RM'000)	Description	Usage / Purpose
– Portion 188 – Portion 569B Oil Mill (Copra)	14.9.2072 1.1.2012	17,000 sq m 6,842 sq m	44 years	–	associated administrative, maintainance, distribution and residential buildings	Commercial use – oil mill factory
Takubar Complex Kokopo	30.6.2016			641	Showroom / Workshop	Commercial use – showroom & workshop
COUNTRY: HONG KONG						
Units 1–10, 26th Fl, Island Place Tower, North Point, Hong Kong.	30.06.2047	1,970 sq m	5 years	31,339	Office Space	use as office, let out to third party
BUILDING UNDER CONSTRUCTION						
COUNTRY: AUSTRALIA						
Paradise Wirrina Cove Resort Cape Jervis Road, Second Valley South Australia		859 sq m		5	Building	Clubhouse

FORM OF PROXY

MBf HOLDINGS BERHAD
(5223 K)
Incorporated in Malaysia

No. of Shares Held

I/We ______________________ NRIC/Company No. ______________

of ____

being a member/members of **MBf Holdings Berhad**, hereby appoint ______________

of ____

or failing him/her, ______________________ of ______________

____

or failing him/her, the Chairman of the meeting, as my/our proxy to vote for me/us and on my/our behalf at the **THIRTY-NINTH ANNUAL GENERAL MEETING** of the Company to be held at Ballroom 1, Level 5, The Summit Hotel, Subang USJ, Persiaran Kewajipan USJ1, 47600 Subang Jaya, Selangor Darul Ehsan on Wednesday, 26 June 2002 at 10.00 am and at any adjournment thereof. My/our proxy is to vote in the manner indicated below with an "X" in the appropriate spaces. If no specific direction as to voting is given, the proxy will vote or abstain from voting at his/her discretion.

ORDINARY RESOLUTION	FOR	AGAINST
Resolution 1		
Resolution 2		
Resolution 3		
Resolution 4		
Resolution 5		
Resolution 6		

Dated this ______ day of ____________ 2002

____
Signature(s)/Common Seal

Notes

1. A member of the Company entitled to attend and vote at this Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.
2. Where a member appoints two (2) proxies, their appointments shall be invalid unless he specified the proportion of his holding to be represented by each proxy.
3. This instrument appointing the proxy must be deposited at the Registered Office of the Company at Block B1, Level 9, Pusat Dagang Setia Jaya (Leisure Commerce Square), No. 9, Jalan PJS 8/9, 46150 Petaling Jaya, Selangor Darul Ehsan, Malaysia not less than forty-eight (48) hours before the time appointed for holding the Meeting or any adjournment thereof.
4. If the member is a corporation, the instrument appointing the proxy should be executed under its common seal in accordance with the provisions of its Articles of Association.
5. Any alteration made on the proxy form should be initialed by the person who signs it.

Fold this line for sending

Second fold here

Affix
Stamp
Here

To:

MBF HOLDINGS BERHAD
Block B1, Level 9,
Pusat Dagang Setia Jaya
(Leisure Commerce Square)
No. 9, Jalan PJS 8/9,
46150 Petaling Jaya,
Selangor Darul Ehsan.

Third fold here